Start date of measures for electronic provision: May 29, 2024

# Other Items Provided Electronically for the 19th Annual General Meeting of Shareholders (Items Omitted from the Paper Copy)

1. Employees of the Group
2. Principal Offices, etc. of the Group
3. Major Borrowings
4. Matters Concerning Company Executives (Limited Liability Agreement and Directors and Officers Liability Insurance)
5. Matters Concerning Outside Directors
6. Matters Concerning Shares of the Company
7. Matters Concerning Independent Auditor
8. System to Ensure Appropriate Conduct of Operations
9. Matters Concerning Wholly-owned Specified Subsidiaries
10. Other
(Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation)
11. Consolidated Financial Statements
12. Notes to the Consolidated Financial Statements
13. Non-consolidated Financial Statements
14. Notes to the Non-consolidated Financial Statements
15. Independent Auditor's Report on the Consolidated Financial Statements
16. Independent Auditor's Report on the Non-consolidated Financial Statements
17. Audit Committee's Report

For the Nineteenth Fiscal Year (from April 1, 2023 to March 31, 2024)

# Mitsubishi UFJ Financial Group, Inc.

## Employees of the Group

(As of March 31, 2024)

| Name of segment | Digital Service Business Group | Retail & Commercial Banking Business Group | Japanese Corporate & Investment Banking Business Group | Global Commercial Banking Business Group | Asset Management & Investor Services Business Group | Global Corporate & Investment Banking Business Group | Global Markets Business Group | Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| Number of Employees | 15,710 | 20,562 | 7,085 | 66,713 | 6,697 | 3,138 | 2,823 | 22,684 | 145,412 |

(Note)  The number of employees includes staff in overseas offices but not including part-time employees and temporary employees.

## Principal Offices, etc. of the Group

### a.  MUFG Bank, Ltd.

| | Name of Principal Offices | Number of Offices As of March 31, 2024 |
|---|---|---|
| Kanto and Koshinetsu | Head Office, etc. | 416 |
| Tohoku and Hokkaido | Sendai Branch, etc. | 4 |
| Tokai and Hokuriku | Nagoya Main Office, etc. | 127 |
| Kinki | Osaka Main Office, etc. | 170 |
| Chugoku and Shikoku | Hiroshima Branch, etc. | 11 |
| Kyushu | Fukuoka Branch, etc. | 8 |
| (Domestic Total) | | (736) |
| The Americas | New York Branch, etc. | 21 |
| Europe | London Branch, etc. | 3 |
| The Middle East and Africa | DIFC Branch - Dubai, etc. | 4 |
| Asia and Oceania | Hong Kong Branch, etc. | 32 |
| (Overseas Total) | | (60) |
| Grand Total | | 796 |

(Note)  The number of offices includes sub-branches.

### b. Mitsubishi UFJ Trust and Banking Corporation

|  | Name of Principal Offices | Number of Offices<br>As of March 31, 2024 |
|---|---|---|
| Kanto and Koshinetsu | Main Branch, etc. | 36 |
| Tohoku and Hokkaido | Sendai Branch, etc. | 2 |
| Tokai and Hokuriku | Nagoya Branch, etc. | 3 |
| Kinki | Kyoto Branch, etc. | 9 |
| Chugoku and Shikoku | Hiroshima Branch, etc. | 2 |
| Kyushu | Fukuoka Branch | 1 |
| (Domestic Total) | | (53) |
| The Americas and Europe | New York Branch, etc. | 2 |
| Asia and Oceania | Hong Kong Branch, etc. | 2 |
| (Overseas Total) | | (4) |
| Grand Total | | 57 |

(Note)     The number of offices includes sub-branches.

### c. Mitsubishi UFJ Securities Holdings Co., Ltd.

|  | Name of Principal Offices | Number of Offices<br>As of March 31, 2024 |
|---|---|---|
| Kanto and Koshinetsu | Head Office, etc. | 9 |
| Tohoku and Hokkaido | Sendai Branch, etc. | 2 |
| Tokai and Hokuriku | Nagoya Branch, etc. | 4 |
| Kinki | Kyoto Branch, etc. | 5 |
| Chugoku and Shikoku | Hiroshima Branch, etc. | 3 |
| Kyushu | Fukuoka Branch | 1 |
| Total | | 24 |

(Note)     Number of offices of a subsidiary, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., is included.

### d. Consumer Finance Subsidiaries

Mitsubishi UFJ NICOS Co., Ltd.
        Name of Principal Offices:           Head Office (Tokyo)
        Number of Offices:              4
ACOM CO., LTD.
        Name of Principal Offices:           The Head Office (Tokyo)
        Number of Loan Business Outlets
                (unstaffed outlets):         671

**Major Borrowings**

| Creditors | Balance of Borrowings (millions of yen) | Creditor Investment in the Company | |
|---|---|---|---|
| | | Number of Shares Held (shares) | Voting Interest (%) |
| MUFG Bank, Ltd. | 1,285,634 | - | - |

(Note)     All figures have been rounded down to the nearest unit.

## Matters Concerning Company Executives

### (1) Limited Liability Agreement

Pursuant to the provisions of Article 427, Paragraph 1 of the Companies Act, the Company has entered into limited liability agreements, summarized as follows, with 10 non-executive directors – Ms. Mariko Fujii, Ms. Keiko Honda, Mr. Kaoru Kato, Ms. Satoko Kuwabara, Mr. Hirofumi Nomoto, Mr. David Sneider, Mr. Koichi Tsuji, Ms. Tarisa Watanagase, Mr. Kenichi Miyanaga, and Mr. Ryoichi Shinke.
(Summary of the Limited Liability Agreement)
With respect to the liability set forth in Article 423, Paragraph 1 of the Companies Act, when a non-executive directors acts in good faith and is not grossly negligent in conducting directors' duties, the non-executive directors shall assume liability for damages limited by the greater of ¥10 million or the minimum liability amount prescribed in Article 425, Paragraph 1 of the Companies Act.

### (2) Directors and Officers Liability Insurance

The Company has entered into a directors and officers liability insurance contract, as provided in Article 430-3, Paragraph 1 of the Companies Act, with the directors, etc., of the Company and MUFG Bank, Ltd. as the insured. Under the contract, the insured shall receive compensation for legal damages and litigation costs, which are to be borne by them. All insurance premiums of the policy are borne by the Company and MUFG Bank, Ltd.

**Matters Concerning Outside Directors**

**(1) Concurrent Posts and Other Conditions of Outside Directors**

Important concurrent posts of outside directors are as described in "2. Matters Concerning Company Executives (directors and corporate executives), (1) Status of Company Executives" in the Business Report. In addition, there is no special business relationship between organizations where outside directors hold important concurrent posts and the Company.

**(2) Main Activities of the Outside Directors**

| Name | Term of Office | Attendance at Meetings of | Statements at Meetings of the Board of Directors, etc. and Other Activities |
|---|---|---|---|
| Mariko Fujii | 4 years and 9 months | Board of Directors: 9/9<br>Nominating and Governance Committee: 10/10<br>Compensation Committee: 7/7 | She is expected to play a role in making statements from a professional perspective based on her considerable experience as a university professor and Ambassador Extraordinary and Plenipotentiary and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc. |
| Keiko Honda | 3 years and 9 months | Board of Directors: 9/9<br>Audit Committee: 16/16 | She is expected to play a role in making statements from a professional perspective based on her considerable experience as a consultant and representative of multinational organizations and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc. |

| Name | Term of Office | Attendance at Meetings of | Statements at Meetings of the Board of Directors, etc. and Other Activities |
|---|---|---|---|
| Kaoru Kato | 4 years and 9 months | Board of Directors: 9/9 Nominating and Governance Committee: 10/10 Compensation Committee: 6/7 Audit Committee: 16/16 | He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of a leading telecommunications company in Japan and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc. |
| Satoko Kuwabara | 2 years and 9 months | Board of Directors: 9/9 Nominating and Governance Committee: 10/10 Compensation Committee: 7/7 | She is expected to play a role in making statements from a professional perspective based on her considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc. |
| Hirofumi Nomoto | 4 years and 9 months | Board of Directors: 9/9 Nominating and Governance Committee: 10/10 Compensation Committee: 7/7 | He is expected to play a role in making statements from a professional perspective based on his considerable experience, knowledge and wisdom as a manager of one of Japan's largest companies and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc. |
| David Sneider | 9 months | Board of Directors: 8/8 | He is expected to play a role in making statements from a professional perspective based on his considerable experience as an attorney at law and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc. |

| Name | Term of Office | Attendance at Meetings of | Statements at Meetings of the Board of Directors, etc. and Other Activities |
|---|---|---|---|
| Koichi Tsuji | 2 years and 9 months | Board of Directors: 9/9<br>Audit Committee: 16/16 | He is expected to play a role in making statements from a professional perspective based on his considerable experience as a certified public accountant and has made necessary statements appropriately (including those in line with his expected role) at meetings of the Board of Directors, etc. |
| Tarisa Watanagase | 6 years and 9 months | Board of Directors: 9/9 | She is expected to play a role in making statements from a professional perspective based on her considerable experience as governor of the Bank of Thailand and an economist and has made necessary statements appropriately (including those in line with her expected role) at meetings of the Board of Directors, etc. |

(Note)    Attendance of Mr. David Sneider refers to the meetings of the Board of Directors held after his assumption of office.

**Matters Concerning Shares of the Company**

**(1) Total Number of Shares, etc.**

| Class | Total number of shares authorized to be issued (shares) |
|---|---|
| Common Stock | 33,000,000,000 |
| The Second Series of Class 5 Preferred Stock | 400,000,000 (Note 1) |
| The Third Series of Class 5 Preferred Stock | 400,000,000 (Note 1) |
| The Fourth Series of Class 5 Preferred Stock | 400,000,000 (Note 1) |
| The First Series of Class 6 Preferred Stock | 200,000,000 (Note 2) |
| The Second Series of Class 6 Preferred Stock | 200,000,000 (Note 2) |
| The Third Series of Class 6 Preferred Stock | 200,000,000 (Note 2) |
| The Fourth Series of Class 6 Preferred Stock | 200,000,000 (Note 2) |
| The First Series of Class 7 Preferred Stock | 200,000,000 (Note 3) |
| The Second Series of Class 7 Preferred Stock | 200,000,000 (Note 3) |
| The Third Series of Class 7 Preferred Stock | 200,000,000 (Note 3) |
| The Fourth Series of Class 7 Preferred Stock | 200,000,000 (Note 3) |
| Total | 33,800,000,000 |

(Notes) 1. The total number of shares authorized to be issued from the Second Series to the Fourth Series of Class 5 Preferred Stock shall not exceed 400,000,000 shares.

2. The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 6 Preferred Stock shall not exceed 200,000,000 shares.

3. The total number of shares authorized to be issued from the First Series to the Fourth Series of Class 7 Preferred Stock shall not exceed 200,000,000 shares.

**(2) Shares Outstanding**

| Class | Number of shares issued as of March 31, 2024 | Stock exchange listings and registered financial instruments firms associations | Details |
|---|---|---|---|
| Common Stock | 12,337,710,920 | Tokyo Stock Exchange (Prime Market) Nagoya Stock Exchange (Premier Market) New York Stock Exchange (Note 2) | Standard shares with full voting rights and no restrictions on the rights of the shareholder (Share trading unit: 100 shares) |
| Total | 12,337,710,920 | – | – |

(Notes) 1. The number of common stock includes 584,658,789 shares of treasury stock.

2. The Company has listed its American Depositary Receipts (ADRs) on the New York Stock Exchange.

### (3) Number of Shareholders as of March 31, 2024

| Class of stock | No. of shareholders |
|---|---|
| Common stock | 1,329,155 |

### (4) Major Shareholders

| Name | Number of Shares Held | Percent of Shares Held to Shares Issued (Excluding Treasury Stock) |
|---|---|---|
| The Master Trust Bank of Japan, Ltd. (Trust account) | 1,827,847,300 | 15.55 |
| Custody Bank of Japan, Ltd. (Trust account) | 657,884,500 | 5.59 |
| THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS | 237,478,862 | 2.02 |
| STATE STREET BANK WEST CLIENT - TREATY 505234 | 228,117,391 | 1.94 |
| SSBTC CLIENT OMNIBUS ACCOUNT | 195,443,497 | 1.66 |
| The Master Trust Bank of Japan, Ltd. (Retirement benefit trust account, Meiji Yasuda Life Insurance Company) | 175,000,000 | 1.48 |
| JP MORGAN CHASE BANK 385781 | 159,326,950 | 1.35 |
| GOVERNMENT OF NORWAY | 157,536,315 | 1.34 |
| Toyota Motor Corporation | 149,263,153 | 1.26 |
| Nippon Life Insurance Company | 142,562,953 | 1.21 |
| Total | 3,930,460,921 | 33.44 |

(Notes)  1.  Figures for the percentage of shares held have been rounded down to the second decimal place.

2.  In addition to the above, there are 584,658,789 shares of treasury stock owned by the Company.

**(5) Shares delivered as Consideration for the Execution of Duties to Company Executives**

| Classification | Recipients | Number of shares delivered | Of which, shares converted into cash |
|---|---|---|---|
| Directors (excluding outside directors) | 1 | 52,436 | 26,236 |
| Corporate Executives | 4 | 165,977 | 92,577 |
| Outside directors | – | – | – |

(Notes) 1. A portion of the delivered shares has been converted into cash and payment is made in the amount equivalent to the conversion.

2. The number of shares, etc., delivered to Corporate Executives who serve concurrently as Directors are stated in the column for Corporate Executives.

## Matters Concerning Independent Auditor
### (1) Status of Independent Auditor

(Millions of yen)

| Name | Compensation, etc. for the Fiscal Year 2023 | Other |
|---|---|---|
| Deloitte Touche Tohmatsu LLC (Name of designated limited liability partners: Hiroharu Nakamura Akihiko Uchida Kentaro Mizushima Takayuki Otsuka) | 132 | (Reason that the Audit Committee consented to the compensation, etc.) The Audit Committee received necessary documents and reports from the relevant departments/divisions of the Company and Independent Auditor and examined the appropriateness of its audit plan, the state of performance of its duties, appropriateness of the basis for the calculation of the compensation such as the estimates of the time required for its audit and unit fee and reasonableness of the past trends of those factors. Upon such examination, the Committee judged that the compensation, etc. for Independent Auditor is at a reasonable level to maintain and improve the quality of its audit and consented to the proposed compensation, etc.<br><br>(Details of Non-auditing Services) The Company entrusts to the Independent Auditors the preparation of comfort letters, etc., which are services other than the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Law (non-auditing services). |

(Notes) 1. The above figure has been rounded down to the nearest unit.

2. The "Compensation, etc. for the Fiscal Year 2023" includes the amount of the compensation for the audit of the financial statements pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act, but does not include the amount of the compensation for the audit of Internal Control pursuant to Paragraph 2 of the same Article of the same Act.

3. The total amount of monetary and other property benefits which are to be paid by the Company, its subsidiaries and subsidiary entities, etc. to the Independent Auditor is ¥5,940 million.

**(2) Other Matters Concerning Independent Auditor**

**a.  Policy for the appointment, termination and non-appointment of the Independent Auditor**

If it is deemed to be difficult for the Independent Auditor to properly carry out its duties, the independence and qualification of the Independent Auditor required by laws and regulations cannot be secured, or otherwise it is deemed to be necessary, the Audit Committee will consider submitting an agenda concerning termination and non-appointment of the Independent Auditor to a general meeting of shareholders. If an Independent Auditor is deemed to fall under each item of Article 340, Paragraph 1 of the Companies Act, the Audit Committee will consider the termination of the Independent Auditor.

**b.  Fact that audit corporations other than the Independent Auditor of the Company conduct audits of the financial documents of the principal subsidiaries and subsidiary entities, etc.**

Among the principal subsidiaries and subsidiary entities, etc. of the Company, the following companies were subject to audits by audit corporations other than the Independent Auditor of the Company (including companies holding the equivalent qualifications in foreign countries): The Master Trust Bank of Japan, Ltd., Bank of Ayudhya Public Company Limited, PT Bank Danamon Indonesia, Tbk., PT Mandala Multifinance Tbk., MUFG Investor Services Holdings Limited, Mitsubishi UFJ Trust International Limited, Mitsubishi UFJ Asset Management (UK) Ltd., Mitsubishi UFJ Baillie Gifford Asset Management Limited, Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A., MUFG Lux Management Company S.A., First Sentier Investors Holdings Pty Ltd, MUFG Securities (Canada), Ltd., MUFG Securities EMEA plc, MUFG Securities Asia Limited.

**System to Ensure Appropriate Conduct of Operations**

**1. System to Ensure Appropriate Conduct of Operations**

Mitsubishi UFJ Financial Group, Inc. ("MUFG") complies with the Companies Act and Enforcement Regulations of the Companies Act and has ratified the following system (Internal Control System) to ensure appropriate operations are being conducted within MUFG. MUFG is working to ensure that a sound and robust management structure is in place by creating company policies, establishing departments in charge, building plans and policy and other structures that are all in line with the details of what has been ratified by MUFG.

The directly owned subsidiaries as referred to below are major subsidiaries in which MUFG directly holds equity interests[*1]. The "MUFG Group" means a corporate group comprised of MUFG and its subsidiaries as provided in Article 416, Paragraph 1, Item 1 of the Companies Act.

*1  MUFG Bank Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD.

**(1) Group Management Framework**

   (a) MUFG shall formulate the MUFG Way as guidelines for all group activities and the Code of Conduct as standards for decision making and conduct for all directors, officers and employees in order to ensure appropriateness of the business conducted by the MUFG Group.
   (b) In addition to stipulating the MUFG Group basic policies for management control, MUFG shall also stipulate individual sets of company rules in respect of customer protection management, risk management, compliance, internal audits, etc., along with concluding management control agreements with subsidiaries in which MUFG directly holds equity interests.
   (c) In order to manage its business, MUFG shall deliberate with and receive reports from subsidiaries in which MUFG directly holds equity interests, and conduct appropriate management of subsidiaries in which MUFG directly holds equity interests in line with rules of MUFG and in adherence to the allocation of duties.
   (d) Companies subject to direct management control by MUFG are stipulated as being those subsidiaries in which MUFG directly holds equity interests, and the management of subsidiaries in which MUFG does not directly hold equity interests shall be directly managed by the subsidiaries which directly holds the said equity interests. MUFG shall provide direction and advice regarding management control to the subsidiaries which directly holds the said equity interests as required.
   (e) MUFG shall stipulate company rules regarding internal controls for financial reporting and shall establish an Accounting Audit Hotline (internal reporting system whereby matters regarding accounting at the MUFG Group can be reported by the public as well as directors, officers and employees of the MUFG Group) as part of this.
   (f) MUFG shall define policies on information disclosure of the MUFG Group, thereby establishing a structure for information disclosure in a fair, equitable and appropriate manner.

**(2) Legal and Regulatory Compliance Framework**

   (a) MUFG and directly owned subsidiaries of MUFG shall stipulate or adopt the MUFG Way, the Code of Conduct and equivalent to these so as to ensure that the execution of duties by directors, officers and employees conforms to laws and regulations, and the Articles of Incorporation.
   (b) MUFG and directly owned subsidiaries of MUFG shall create and circulate various company rules and compliance manuals to build a system to ensure that directors, officers and employees comply with laws and regulations, etc.
   (c) MUFG and directly owned subsidiaries of MUFG shall create committees, etc., employ a director responsible for compliance (Chief Compliance Officer) and establish management divisions in order to promote and manage compliance.
   (d) MUFG and directly owned subsidiaries of MUFG shall formulate compliance programs (specific plans to ensure directors, officers and employees comply with laws and regulations, etc., including training for directors, officers and employees) and implement follow-ups on the progress of these programs.

(e) MUFG and directly owned subsidiaries of MUFG shall establish internal reporting systems to receive reports of fraudulent activities from directors, officers or employees.

(f) MUFG and directly owned subsidiaries of MUFG shall sustain a resolute stance against anti-social forces which are a threat to the peace and stability of civil society and work towards preventing transactions with such forces.

(g) MUFG and directly owned subsidiaries of MUFG shall be aware of the possibility that services they offer may be used for various criminal activities, including money laundering and terrorism financing, and will work to detect, deter, and prevent financial crimes.

**(3) Management Framework for Customer Protection, etc.**

(a) In order to achieve strong customer standards in line with the MUFG Way and the Code of Conduct, MUFG and directly owned subsidiaries of MUFG shall create basic policies and company rules regarding management of customer protection, etc., establish administration and management divisions, and enable the provision of explanations and the creation of support systems for customers, information management and conflict of interest management by increasing awareness among directors, officers and employees.

(b) Based on the Personal Information Protection Policy that was created to encompass the information management system, MUFG and directly owned subsidiaries of MUFG shall create systems to appropriately protect and manage personal information.

(c) Based on the Conflicts of Interest Management Policy that was created as a basic policy for management of conflicts of interest, MUFG and directly owned subsidiaries of MUFG shall establish systems to manage conflicts of interest, which will ensure that customer interests are not unfairly prejudiced.

**(4) Information Storage Management Framework**

(a) Important documents including minutes and materials for meetings such as the board of directors and executive committee shall be stored and managed as stipulated in company rules.

(b) When requested by the Audit Committee or a member of the Audit Committee, the division responsible shall provide access to viewing of, or actual copies of, the documents requested.

**(5) Risk Management Framework**

(a) MUFG and directly owned subsidiaries of MUFG shall implement an integrated risk management and control system to secure stable business management by using a standard that is unified to the maximum extent possible to gain a comprehensive understanding of the various risks which may arise during the course of business while striving for maximum shareholder value.

(b) MUFG and directly owned subsidiaries of MUFG shall classify risk as shown below, and establish risk management basic policies for those risk categories in order to verify the design and execution status of these policies.
   i) Credit Risk;
   ii) Market Risk;
   iii) Liquidity Risk;
   iv) Operational Risk;
   v) Reputational Risk;
   vi) Model Risk.

(c) MUFG and directly owned subsidiaries of MUFG shall establish an integrated risk management system. They shall establish committees for risk management and control, and an executive and establish dedicated divisions etc. responsible for risk management.

(d) MUFG and directly owned subsidiaries of MUFG shall appropriately manage risk through risk management processes consisting of risk identification, measurement, control and monitoring.

(e) MUFG shall create a system to manage capital allocation system (system whereby the consolidated business groups and important subsidiaries allocate capital for each subsidiary by individual risk category using overall MUFG Group economic capital (capital matched to the amount of risk)).

(f) MUFG and directly owned subsidiaries of MUFG shall prepare a system necessary to limit the economic loss or erosion of credibility from the crisis event to the minimum while ensuring the continuation of service as well as the prompt restoration of normal operations in a crisis event.

**(6) Framework to Ensure Efficient Execution of Duties**

    (a) MUFG and directly owned subsidiaries of MUFG shall set management targets and create management plans to manage business based on appropriate methods.

    (b) MUFG's board of directors shall, as a general rule, delegate to corporate executives decision making power for the execution of business for matters other than those which require the discretion of the board of directors as deemed in laws and regulations. Also, in addition to establishing an executive committee which consists of corporate executives, etc., they shall create various committees to provide advisory functionality to the Executive Committee.

    (c) MUFG and directly owned subsidiaries of MUFG shall establish the executive committee, etc., which will be delegated predetermined tasks from the board of directors. The executive committee shall make decisions regarding the matters they have been delegated and conduct preliminary consideration of matters which are to be deliberated by the board of directors so that the board of directors may make decisions regarding such matters. Also various committees shall be established to provide advisory functionality to executive committee.

    (d) MUFG and directly owned subsidiaries of MUFG shall, in order for corporate executives (directors, etc., at directly owned subsidiaries) to execute their duties efficiently, build an employee rank framework and organizational structure, etc., in line with company rules and assign the execution of duties.

**(7) Internal Audit Framework**

    (a) MUFG and directly owned subsidiaries of MUFG shall build the internal audit framework which has high specialization and independence to assume the function of evaluating and improving the effectiveness of governance, risk management, and control processes, contributing to the enhancement of the MUFG Group's value and to the achievement of the MUFG Way.

    (b) MUFG and directly owned subsidiaries of MUFG shall set company rules to identify basic matters concerning internal audit.

    (c) MUFG and directly owned subsidiaries of MUFG shall establish internal audit divisions.

    (d) The internal audit divisions at MUFG and directly owned subsidiaries of MUFG shall support the oversight function of the board of directors by collaborating and working together under the guidance of the internal audit division at MUFG.

    (e) The internal audit divisions at MUFG and directly owned subsidiaries of MUFG shall, as required, build a collaborative relationship with the Audit Committee (Audit & Supervisory Committee or Corporate Auditor at directly owned subsidiaries of MUFG) and Independent Auditors and work towards efficient implementation of internal audit.

(Framework for Ensuring Effective Audit by the Audit Committee)

**(8) Framework related to persons employed to support the duties of the Audit Committee**

    (a) The Audit Committee Office shall be established as an organization to assist the Audit Committee to perform its duties and shall be placed under the direction of the Audit Committee.

    (b) Matters regarding personnel arrangements for persons employed to support the duties of the Audit Committee shall be made in a manner that respects the wishes of the Audit Committee.

**(9) Framework for Reporting to the Audit Committee**

    (a) The following matters shall be reported to the Audit Committee:

        i) Matters regarding decisions by or reports made to the executive committee (including matters deliberated on or reported by subsidiaries directly owned by MUFG in line with prescribed company rules)

        ii) Matters that may cause significant damage to MUFG (including matters deliberated on or reported by subsidiaries directly owned by MUFG in line with prescribed company rules)

        iii) Information necessary for the Audit Committee to monitor and oversee matters regarding financial reporting, risk control, internal control, compliance and internal audits of the MUFG Group's execution of business

iv) Status of reporting and details of cases reported to the MUFG Group Compliance Helpline as well as the Accounting Audit Hotline and the actual usage results of the internal reporting systems of the directly owned subsidiaries of MUFG.

v) Other matters for which the Audit Committee requests reporting

(b) Structures shall be implemented to protect persons who report to the MUFG Group Compliance Helpline or the Accounting Audit Hotline from receiving unfair treatment because they made such reports.

**(10) Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee**

(a) Expenses or liabilities which arise due to the Members of the Audit Committee exercising their duties (restricted to items regarding the execution of Audit Committee duties) shall be paid or processed otherwise in line with the requests of the Members of the Audit Committee.

**(11) Other Frameworks to Ensure Effective Audits by the Audit Committee**

(a) Representative corporate executives and the internal audit divisions shall conduct regular sessions to share opinions with the Audit Committee.

(b) Important personnel affairs concerning the divisions responsible for internal audit shall be decided based on the resolution at the Audit Committee.

(c) Internal audit divisions shall report to the Audit Committee on the internal audit plans and internal audit results, and receive specific instructions from the committee.

(d) Members of the Audit Committee shall be entitled to attend the executive committee and other important committees, etc.

(e) Executives and employees shall cooperate with surveys or interview requests received from the Audit Committee or its members.

(f) Executives and employees shall give utmost respect to other matters as stipulated in the Audit Committee Charter, the Audit Committee rules and the Audit Committee Audit Standards.

**2. Summary of the Operating Status of the System to Ensure Appropriate Conduct of Operations**

The summary of the operating status of the Internal Control System mentioned above in fiscal year 2023 (fiscal year ended March 31, 2024) is as follows.

MUFG, as a general rule, verifies the Internal Control System once annually, and conducts reviews thereof as appropriate, based on changes in the internal and external environments. In fiscal year 2023, periodic reviews of the Internal Control System were resolved at the board of directors meeting held in March 2024.

With respect to the Internal Control Systems of the directly owned subsidiaries of MUFG, status of review by the board of directors of those subsidiaries is subject to verification by MUFG once annually as a general rule.

MUFG aims to contribute to a sustainable environment and society, identifying these goals in its core business strategy, and has positioned the Purpose, "Committed to empowering a brighter future." at the center of the MUFG Way.

**(1) Group Management Framework**

MUFG has established and announced the MUFG Way as a basic policy forming the basis for the formulation of business strategies and decision making, as well as the Code of Conduct as specific standards for decision making and conduct which adhere to the MUFG Way.

The MUFG Way and the Code of Conduct of MUFG clarify MUFG's attitude of commitment to integrity and ethical values which support the environment of the internal control system. MUFG examines the degree of dissemination of the Code of Conduct by employee surveys etc., and follows the PDCA cycle, such as periodically reviewing the Code of Conduct based on the internal and external environmental changes and voices of employees.

Companies subject to direct management control by MUFG are stipulated as being those subsidiaries in which MUFG directly holds equity interests, and the management of subsidiaries in which MUFG does not directly hold equity interests shall be directly managed by the subsidiary which directly holds the said equity interests, pursuant to MUFG rules. MUFG shall provide direction and advice regarding management control to the subsidiary which directly holds the said equity interests as required. Additionally, MUFG and those subsidiaries in which MUFG directly holds equity interests have reached agreement on the prescribed matters relating to management control, and have concluded management control agreements or equivalent arrangements. MUFG reviews the agreements once annually, as a general rule.

With regard to internal controls over financial reporting, MUFG has documented control activities in accordance with the basic policy, which has been set forth in the company rules. MUFG has evaluated the effectiveness of such controls through tests on the status of establishment and operation, and has submitted the results of such evaluation to the executive committee upon deliberation by the disclosure committee, a committee under the executive committee. Additionally, an Accounting Audit Hotline has been established as an internal reporting system for reporting fraudulent accounting, fraud involving internal controls over accounting or accounting audits (e.g. law violations) and inappropriate accounting, or suspected incidents.

MUFG has established and announced the "MUFG Group Information Disclosure Policy" as a basic policy on information disclosure of the MUFG Group.

## (2) Legal and Regulatory Compliance Framework

MUFG has established the MUFG Way and the Code of Conduct and posted on the corporate website. Aiming for dissemination of the MUFG Way, the Code of Conduct and equivalent to these, MUFG and directly owned subsidiaries of MUFG post them on the internal network and provide internal training sessions for directors, officers and employees as well as deliver messages from top management.

MUFG and directly owned subsidiaries of MUFG have established divisions to supervise compliance and have been engaged in initiatives to promote compliance through compliance programs and seminars, while at the same time reporting on the status of compliance to the executive committee and the board of directors. As part of efforts to deliberate important matters relating to the development of policies and systems for promoting compliance across the MUFG Group, MUFG has also established a Group Compliance Committee under the executive committee, where important compliance issues are being discussed. The Group Compliance Committee, as a general rule, meets twice a year.

The directly owned subsidiaries of MUFG have developed internal reporting systems in an effort to detect compliance incidents early so that it leads to correction by taking self-cleansing actions. Furthermore, MUFG has established an MUFG Group Compliance Helpline, which includes the Audit Committee as a contact point, to supplement the existing systems of the group companies and made it accessible to the executives and employees of the group companies.

MUFG and directly owned subsidiaries of MUFG have established a basic policy on the handling of anti-social forces, and based thereon have set forth certain measures in the prescribed company rules. A division in charge of handling anti-social forces has also been established, which implements planning and management measures related to preventing transactions with anti-social forces.

MUFG and directly owned subsidiaries of MUFG have been keeping a close watch on the legal and statutory developments of each country, in line with the increasingly global nature of MUFG's business expansion, and have developed a system of controls to detect, deter, and prevent financial crimes, including money laundering and terrorism financing.

**(3) Management Framework for Customer Protection, etc.**

MUFG and the directly owned subsidiaries of MUFG have established a management system for protecting customers by creating administration and management divisions for customer protection, formulating related company rules and increasing awareness of customer protection among officers and employees, which are reviewed as appropriate.

With a view to thoroughly implementing customer-first undertakings, MUFG has established and disclosed the MUFG Basic Policy for Fiduciary Duties as group-wide guidelines and has regularly disclosed the contents and status of such initiatives.

Matters involving customer protection across the entire Group are also reported to the executive committee, as necessary. Furthermore, the MUFG Group Personal Information Protection Policy and the Conflicts of Interest Management Policy has been formulated and publicly released.

A customer information leak at Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., a subsidiary of our group, was recognized as a serious incident at the company that damaged the trust of customers, and ongoing monitoring is conducted to promote measures to prevent a recurrence.

**(4) Information Storage Management Framework**

MUFG rules on important documents including minutes and materials for meetings such as the board of directors and executive committees have been determined and important documents are being stored and managed as stipulated in such rules.

**(5) Risk Management Framework**

MUFG and directly owned subsidiaries of MUFG uphold the basic policy of strengthening group-based management control and comprehensive risk management through the diffusion of a Risk Culture, and are working to enhance risk governance through strengthening the integrated operations across regions and subsidiaries and the holding company. Furthermore, the MUFG Group has adopted the Risk Appetite Framework in order to conduct risk management that effectively supports its business strategies and financial plan, and has been strengthening the MUFG Group's overall risk-return management. In addition, the MUFG Group has formulated a "Risk Appetite Statement" which articulates the basic policy for the application of the "Risk Appetite Framework," the application process, business plans and the risk appetite, among others, while at the same time each business group has taken ownership of risks and has established a "Risk Appetite Statement" specific to each business group, as a tool for operating the business group.

MUFG has established the Risk Committee, as an optional committee under the board of directors. The Risk Committee meets each quarter, as a general rule, deliberates Group-wide risk management matters in general to contribute to the resolutions of the board of directors, and reports and makes proposals regarding important matters in the deliberation to the board of directors. In addition, MUFG established the Risk Management Committee under the executive committee to deliberate important matters relating to the development of policies and systems for promoting the MUFG Group's overall integrated risk management. The Risk Management Committee meets two times annually, as a general rule.

MUFG manages capital allocation system, in an effort to appropriately allocate capital by ensuring financial soundness through the monitoring and control of capital, evaluating capital adequacy versus risk based on business strategies and profit plans, and reflecting such evaluation in its capital policy.

MUFG and directly owned subsidiaries of MUFG have been conducting Group crisis management as appropriate upon occurrence of any crisis by identifying specific crisis incidents that will be subject to crisis management and developing the framework for task forces that manages crisis prior to and after the crisis and controls ongoing crisis management upon occurrence of any crisis.

**(6) Framework to Ensure Efficient Execution of Duties**

The Management Planning Committee, which reports directly to the executive committee, meets each quarter, as a general rule, to deliberate Group-wide measures, quantitative plans and capital policies, and follow up on the progress being made on the policies and quantitative plans.

As a company with three committees, MUFG has been strengthening the board of directors' supervisory functions through the separation of execution and oversight. Meanwhile, as companies with the Audit & Supervisory Committee, the MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Holdings Co., Ltd. and ACOM CO., LTD., have developed a system enabling prompt decision-making through significantly delegating decision-making authority regarding important business execution, from the Board of Directors to executive management.

MUFG and the directly owned subsidiaries of MUFG have established prescribed company rules which set forth the division of duties, and the corporate executives (Directors, etc. for the directly owned subsidiaries of MUFG) execute their duties in accordance with the determined division of duties.

**(7) Internal Audit Framework**

MUFG has instituted an internal audit policy to define the policies of internal audits. Internal audit divisions have been established within MUFG and the directly owned subsidiaries of MUFG. The scope of verification covers the MUFG Group as a whole, and monitoring and oversight of all Group operations by the board of directors of MUFG are supported.

MUFG has been holding sessions for exchanging views between the internal audit divisions and the Audit Committee, between the internal audit divisions and the Independent Auditor when required, sharing information related to audit measures and audit results.

(Framework for Ensuring Effective Audit by the Audit Committee)

**(8) Framework related to persons employed to support the duties of the Audit Committee**

MUFG has established the Audit Committee Office as an organization to assist the duties of the Audit Committee and has accordingly appointed employees to the said Office. Matters regarding personnel arrangements of such employees are made in a manner that respects the wishes of the Audit Committee, considering the independence of the Audit Committee.

**(9) Framework for Reporting to the Audit Committee**

MUFG holds the meetings of the Audit Committee chaired by an outside director, composed of outside directors and internal directors who do not concurrently engage in the execution of operation, once a month, as a general rule. The Audit Committee receives reports on the MUFG Group's status of financial reporting, risk management, internal controls and internal audits, as well as the status of compliance including the operation status of the internal reporting system.

Measures prohibiting unfair treatment of persons making reports on the MUFG Group Compliance Helpline and the Accounting Audit Hotline have been provided for in the company rules and communicated throughout the MUFG Group.

**(10) Policy regarding expenses or liabilities arising from the execution of duties of the Audit Committee**

Under the Audit Committee Charter and the Audit Committee Audit Standards, Members of the Audit Committee may request payment for expenses, etc., necessary for the performance of their duties, and MUFG in accordance therewith pays the necessary expenses, etc.

**(11) Other Frameworks to Ensure Effective Audits by the Audit Committee**

Representative corporate executives and members of the Audit Committee conduct regular sessions to share opinions. The internal audit divisions report on the internal audit plans and internal audit results, through regular meetings with the Members of the Audit Committee, and follow instructions from the members.

The Members of the Audit Committee are entitled to attend the executive committee and other important committees, etc., as prescribed in the relevant company rules.

MUFG has provided in the Compliance Manual that the matters prescribed in the Audit Committee Charter, the Audit Committee Rules and the Audit Committee Audit Standards shall be respected, and has communicated this fact to its executives and employees.

## Matters concerning Wholly-owned Specified Subsidiaries

(Millions of yen)

| Name | Address | Total book value | Total assets of the Company |
|---|---|---|---|
| MUFG Bank, Ltd. | 2-7-1, Marunouchi, Chiyoda-ku, Tokyo, Japan | 6,667,653 | 23,920,097 |

## Other
**Policy Concerning Exercise of Powers Granted to the Board of Directors by the Provisions of the Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act, If There Are Any Such Provisions Under the Articles of Incorporation**

In order to secure the flexibility of capital policy, Article 44 of the Company's Articles of Incorporation, in accordance with Article 459, Paragraph 1, Item 1 of the Companies Act, stipulates that repurchase of stock through an agreement with the shareholders may be determined by a resolution of the board of directors. The Company will appropriately conduct such repurchase of stock after comprehensive consideration of factors such as its business performance and the environment for strategic investment.

(Translation)
**Mitsubishi UFJ Financial Group, Inc.**

**Consolidated Balance Sheet**

| (In millions of yen) | As of March 31, 2024 |
|---|---:|
| Assets: | |
| Cash and due from banks | 109,875,097 |
| Call loans and bills bought | 720,879 |
| Receivables under resale agreements | 18,367,908 |
| Receivables under securities borrowing transactions | 5,010,399 |
| Monetary claims bought | 7,786,978 |
| Trading assets | 20,886,546 |
| Money held in trust | 1,270,815 |
| Securities | 86,878,589 |
| Loans and bills discounted | 116,825,660 |
| Foreign exchanges | 2,496,308 |
| Other assets | 17,912,498 |
| Tangible fixed assets | 1,229,007 |
|   Buildings | 281,807 |
|   Land | 625,557 |
|   Lease assets | 15,517 |
|   Construction in progress | 29,264 |
|   Other tangible fixed assets | 276,860 |
| Intangible fixed assets | 1,671,372 |
|   Software | 611,287 |
|   Goodwill | 405,629 |
|   Lease assets | 26 |
|   Other intangible fixed assets | 654,429 |
| Net defined benefit asset | 1,982,502 |
| Deferred tax assets | 156,673 |
| Customers' liabilities for acceptances and guarantees | 12,167,164 |
| Allowance for credit losses | (1,535,253) |
|   Total assets | 403,703,147 |
| Liabilities: | |
| Deposits | 224,035,035 |
| Negotiable certificates of deposit | 16,555,451 |
| Call money and bills sold | 5,125,583 |
| Payables under repurchase agreements | 35,482,072 |
| Payables under securities lending transactions | 1,047,194 |
| Commercial papers | 3,105,779 |
| Trading liabilities | 16,729,760 |
| Borrowed money | 25,955,961 |
| Foreign exchanges | 3,465,919 |
| Short-term bonds payable | 1,211,769 |
| Bonds payable | 16,303,298 |
| Due to trust accounts | 7,387,495 |
| Other liabilities | 13,312,715 |
| Reserve for bonuses | 243,372 |
| Reserve for bonuses to directors | 2,629 |
| Reserve for stocks payment | 13,331 |
| Net defined benefit liability | 102,155 |
| Reserve for retirement benefits to directors | 822 |
| Reserve for loyalty award credits | 17,809 |
| Reserve for contingent losses | 133,860 |
| Reserves under special laws | 5,058 |
| Deferred tax liabilities | 465,295 |
| Deferred tax liabilities for land revaluation | 86,631 |
| Acceptances and guarantees | 12,167,164 |
|   Total liabilities | 382,956,169 |
| Net assets: | |
| Capital stock | 2,141,513 |
| Capital surplus | 83,623 |
| Retained earnings | 13,791,608 |
| Treasury stock | (613,823) |
|   Total shareholders' equity | 15,402,921 |
| Net unrealized gains (losses) on available-for-sale securities | 1,534,094 |
| Net deferred gains (losses) on hedging instruments | (687,476) |
| Land revaluation excess | 133,967 |
| Foreign currency translation adjustments | 2,762,818 |
| Remeasurements of defined benefit plans | 507,085 |
| Debt value adjustments of foreign subsidiaries and affiliates | (65,435) |
|   Total accumulated other comprehensive income | 4,185,052 |
| Subscription rights to shares | 0 |
| Non-controlling interests | 1,159,003 |
|   Total net assets | 20,746,978 |
|   Total liabilities and net assets | 403,703,147 |

(Translation)
**Mitsubishi UFJ Financial Group, Inc.**

**Consolidated Statement of Income**

| (In millions of yen) | For the fiscal year ended March 31, 2024 |
|---|---|
| Ordinary income | 11,890,350 |
| Interest income | 7,468,679 |
| Interest on loans and bills discounted | 3,969,660 |
| Interest and dividends on securities | 1,372,086 |
| Interest on call loans and bills bought | 31,822 |
| Interest on receivables under resale agreements | 421,537 |
| Interest on receivables under securities borrowing transactions | 125,323 |
| Interest on deposits | 709,392 |
| Other interest income | 838,856 |
| Trust fees | 139,363 |
| Fees and commissions | 2,047,232 |
| Trading income | 368,172 |
| Other operating income | 679,329 |
| Other ordinary income | 1,187,572 |
| Gains on loans written-off | 101,726 |
| Others | 1,085,846 |
| Ordinary expenses | 9,762,391 |
| Interest expenses | 5,011,105 |
| Interest on deposits | 1,929,404 |
| Interest on negotiable certificates of deposit | 681,823 |
| Interest on call money and bills sold | 1,718 |
| Interest on payables under repurchase agreements | 1,065,167 |
| Interest on payables under securities lending transactions | 22,801 |
| Interest on commercial papers | 164,313 |
| Interest on borrowed money | 114,617 |
| Interest on short-term bonds payable | 362 |
| Interest on bonds payable | 470,099 |
| Other interest expenses | 560,796 |
| Fees and commissions | 365,940 |
| Other operating expenses | 593,515 |
| General and administrative expenses | 2,920,875 |
| Other ordinary expenses | 870,954 |
| Provision for allowance for credit losses | 377,978 |
| Others | 492,975 |
| Ordinary profits | 2,127,958 |
| Extraordinary gains | 19,738 |
| Gains on disposition of fixed assets | 19,621 |
| Gains on change in equity | 117 |
| Extraordinary losses | 97,593 |
| Losses on disposition of fixed assets | 15,027 |
| Losses on impairment of fixed assets | 31,108 |
| Provision for reserve for contingent liabilities from financial instruments transactions | 399 |
| Losses on change in equity | 50,964 |
| Losses on sales of shares of subsidiaries | 93 |
| Profits before income taxes | 2,050,104 |
| Income taxes-current | 411,857 |
| Income taxes-deferred | 66,485 |
| Total taxes | 478,342 |
| Profits | 1,571,761 |
| Profits attributable to non-controlling interests | 80,979 |
| Profits attributable to owners of parent | 1,490,781 |

(Translation)
**Mitsubishi UFJ Financial Group, Inc.**
Consolidated Statement of Changes in Net Assets

**For the fiscal year**
**ended**
**March 31, 2024**

(In millions of yen)

| | Shareholders' equity | | | | | Accumulated other comprehensive income | | | | | | | Subscription rights to shares | Non-controlling interests | Total net assets |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Capital stock | Capital surplus | Retained earnings | Treasury stock | Total shareholders' equity | Net unrealized gains (losses) on available-for-sale securities | Net deferred gains (losses) on hedging instruments | Land revaluation excess | Foreign currency translation adjustments | Remeasurements of defined benefit plans | Debt value adjustments of foreign subsidiaries and affiliates | Total accumulated other comprehensive income | | | |
| Balance at the beginning of the fiscal year | 2,141,513 | 349,661 | 12,739,228 | (481,091) | 14,749,310 | 800,955 | (387,079) | 135,526 | 1,792,840 | 140,485 | (747) | 2,481,980 | - | 1,041,565 | 18,272,857 |
| Changes during the fiscal year | | | | | | | | | | | | | | | |
| Cash dividends | | | (439,960) | | (439,960) | | | | | | | | | | (439,960) |
| Profits attributable to owners of parent | | | 1,490,781 | | 1,490,781 | | | | | | | | | | 1,490,781 |
| Repurchase of treasury stock | | | | (400,036) | (400,036) | | | | | | | | | | (400,036) |
| Disposal of treasury stock | | 211 | | 2,295 | 2,506 | | | | | | | | | | 2,506 |
| Retirement of treasury stock | | (265,009) | | 265,009 | - | | | | | | | | | | - |
| Reversal of land revaluation excess | | | 1,559 | | 1,559 | | | | | | | | | | 1,559 |
| Changes in subsidiaries' equity | | (1,239) | | | (1,239) | | | | | | | | | | (1,239) |
| Net changes of items other than shareholders' equity | | | | | | 733,139 | (300,397) | (1,559) | 969,978 | 366,600 | (64,688) | 1,703,072 | 0 | 117,437 | 1,820,510 |
| Total changes during the fiscal year | - | (266,037) | 1,052,380 | (132,731) | 653,610 | 733,139 | (300,397) | (1,559) | 969,978 | 366,600 | (64,688) | 1,703,072 | 0 | 117,437 | 2,474,121 |
| Balance at the end of the fiscal year | 2,141,513 | 83,623 | 13,791,608 | (613,823) | 15,402,921 | 1,534,094 | (687,476) | 133,967 | 2,762,818 | 507,085 | (65,435) | 4,185,052 | 0 | 1,159,003 | 20,746,978 |

21

## Notes to the Consolidated Financial Statements

Amounts of less than one million Japanese yen ("yen") are rounded down.
"Subsidiaries" and "affiliates" are determined in accordance with Article 2-8 of the Banking Act and Article 4-2 of the Enforcement Ordinance of the Banking Act.

## Notes to Significant Accounting Policies

1. Scope of consolidation
   (1) Number of consolidated subsidiaries: 253
     Principal companies:
       MUFG Bank, Ltd.
       Mitsubishi UFJ Trust and Banking Corporation
       Mitsubishi UFJ Securities Holdings Co., Ltd.
       Mitsubishi UFJ NICOS Co., Ltd.
       ACOM CO., LTD.

       In the current fiscal year, Albacore Capital Limited and twenty six other companies were newly included in the scope of consolidation due to acquisition of shares or other reasons. In addition, Otemachi Guarantee Co., Ltd. and nineteen other companies were excluded from the scope of consolidation due to dissolution through a merger or other reasons.

   (2) Non-consolidated subsidiaries: None

   (3) Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. ("MUFG") owns the majority of voting rights:
       Hygeia Co., Ltd.
       HISHOH Biopharma Co., Ltd.

       (Reasons for excluding from the scope of consolidation)
       These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control or MUFG's consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees' businesses without any intent to control.

2. Application of the equity method
   (1) Number of non-consolidated subsidiaries accounted for under the equity method: None

   (2) Number of equity method affiliates: 51
     Principal companies:
       Mitsubishi HC Capital Inc.
       Morgan Stanley

       In the current fiscal year, WealthNavi Inc. and six other companies were newly included in the scope of application of the equity method due to acquisition of shares or other reasons. In addition, Kanmu, Inc. and one other company were excluded from the scope of application of the equity method due to the transfer to the scope of consolidation or other reason.

(3) Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4) Number of affiliates not accounted for under the equity method: None

(5) Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights:
    Kamui Pharma Co., Ltd.
    Alchemedicine, Inc.
    DT Axis, Inc.
    FELIQS CORPORATION

    (Reasons for excluding from the scope of affiliates)
    These entities were not regarded as affiliates because MUFG's consolidated venture capital subsidiaries owned 20% to 50%
    of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the
    investees' businesses without any intent to control.

3. The balance sheet dates of consolidated subsidiaries
   (1) The balance sheet dates of the consolidated subsidiaries were as follows:
       The end of October:              1   subsidiary
       The end of December:           182   subsidiaries
       The end of March:               70   subsidiaries

   (2) A subsidiary whose balance sheet date is the end of October was consolidated based on its preliminary financial statements as of
       the end of January.
       The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.
       Adjustments were made to the consolidated financial statements to reflect any significant transactions between the consolidated
       subsidiaries that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4. Amortization of goodwill
  Goodwill was primarily amortized using the straight-line method over 10 to 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

5. Accounting policies
  (1) Trading assets and Trading liabilities; Trading income and expenses
    Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices ("trading purposes") are presented in "Trading assets" and "Trading liabilities" on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in "Trading income" and "Trading expenses" on the consolidated statement of income.
    Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.
    With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

  (2) Securities
    (a) Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.
      Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

    (b) Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).
      Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

  (3) Derivatives
    Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.
    With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

  (4) Depreciation and amortization of fixed assets
    (a) Tangible fixed assets (except for lease assets)
      Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method. The useful lives are primarily estimated as follows:
          Buildings: 15 to 50 years
          Equipment: 2 to 20 years
      Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

    (b) Intangible fixed assets (except for lease assets)
      Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

    (c) Lease assets
      Depreciation or amortization of lease assets in "Tangible fixed assets" or "Intangible fixed assets" under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5) Deferred assets
Bond issuance costs and stock issuance costs are expensed as incurred.

(6) Allowance for credit losses
Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses ("bankrupt borrowers") or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition ("virtually bankrupt borrowers"), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt ("likely to become bankrupt borrowers"), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers' cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers' cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates (The cash flow estimation method).

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥217,701 million.

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional information)
 (Allowance for credit losses of certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States ("U.S. GAAP"))

Certain overseas subsidiaries which apply U.S. GAAP have adopted U.S. Accounting Standards Codification ("ASC") Topic 326, "Financial Instruments—Credit losses," provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contract. Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. In addition, adjustments are made in the calculation of allowance for credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to changes in economic condition, inflation, monetary policy, and geopolitical situation is incorporated into the estimation of allowance for loan losses through such adjustments based on macroeconomic variables and/or qualitative factors.

With respect to loan assets with deteriorated credit risk that are deemed not to entail risks in common with other loan assets, allowance for credit losses is recognized individually for each loan asset based on risks that are particular to the asset. This credit loss provisioning is done through certain methodologies, including calculating the difference between the carrying amount of the loan asset and the amount of estimated cash flows from the loan asset discounted by the effective interest rate as well as using the fair value of the collateral for the loan asset.

(7) Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8) Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9) Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10) Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11) Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers of certain consolidated subsidiaries, is calculated by estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12) Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13) Reserves under special laws

Reserves under special laws represent the reserves for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14) Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2024 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees' average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees' average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15) Revenue Recognition

    (a) Revenue recognition

        Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

    (b) Revenue Recognition for Principal Categories of Transactions

        Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

        In most cases, the consideration for transactions is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

        Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

        Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

        Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial advice to clients, and are recorded as revenue over the service period.

        Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

        Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period.  Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

        Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

        Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue in the amount MUFG is entitled to charge based on the balance of assets under management as MUFG's performance obligations are satisfied over the service period. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

        Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period as MUFG's performance obligations are satisfied over the service period.

(16) Translation of assets and liabilities denominated in foreign currencies

    Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

    Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17) Leasing transactions

(As lessees)

Domestic consolidated subsidiaries' finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as "Other ordinary income."

(18) Hedge accounting

(a) Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants ("JICPA") Industry Committee Practical Guidelines No. 24, "Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (March 17, 2022), and JICPA Accounting Committee Report No. 14, "Practical Guidelines for Accounting for Financial Instruments" (January 31, 2000), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b) Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies, except for certain transactions qualifying for the allocation method applicable to forward exchange contracts and other contracts. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 "Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry" (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies as well as from future equity investments in foreign subsidiaries. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies, and the deferred hedge accounting method is applied to future equity investments in foreign subsidiaries.

(c) Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d) Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19) Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20) Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(21) Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24

(22) Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards ("IFRS") or U.S. GAAP, such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

## Changes in Presentation of Financial Information

(Note to the Consolidated Statements of Income)

"Refund of income taxes", which was previously presented separately from "Income taxes" on a disaggregated basis for the fiscal year ended March 31, 2023, is included in "Income taxes" on a net basis from the fiscal year ended March 31, 2024 due to the decreased significance in the recorded amount.

## Notes to Significant Accounting Estimates

1. Allowance for credit losses
  (1) Amount recorded in the consolidated financial statements for the current fiscal year
    MUFG has banking subsidiaries including MUFG Bank, Ltd. (the "Bank"), and they are engaged in lending services as one of our core businesses. To absorb probable losses resulting from decreases in or elimination of the value of assets such as loan receivables due to deterioration in the financial condition of parties to which loans and other forms of credit have been extended (the risk of incurring such losses being referred to as "credit risk" within the MUFG Group), an allowance for credit losses is recorded according to the calculation process prescribed in our internal policies. The amount of allowance for credit losses recorded in the consolidated balance sheet as of the end of the current fiscal year is 1,535,253 million yen.

    The allowance for credit losses is determined in accordance with predetermined internal policies and approved by the Credit Committee under the Executive Committee. In addition, independent credit audit departments audit the evaluation results as described in "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." There is uncertainty in the estimates and significant assumptions used in calculating the allowance for credit losses. In particular, future developments concerning the Russia-Ukraine situation, which are expected to impact our borrowers' operating environment and the economic environment, remain subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future. The recorded allowance represents our best estimate made in a manner designed to ensure objectivity and rationality.

  (2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates
   (Allowance for credit losses of principal domestic consolidated banking subsidiaries)
    (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
    The process of calculating the allowance for credit losses for the Bank and its domestic consolidated subsidiaries, our principal domestic consolidated banking subsidiaries, involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers' debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience. For details of the allowance calculation method, refer to "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." The amount of allowance for credit losses and the loan balance of the Bank, our principal domestic consolidated banking subsidiary, recorded in the Bank's balance sheet as of the end of the current fiscal year, are 841,518 million yen and 103,444,984 million yen, respectively.

    (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year
    In order to make appropriate borrower classification determinations, our principal domestic consolidated banking subsidiaries use a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. As a general rule, internal credit ratings are assigned to all customers to which we extend credit and their transactions. Among our internal credit ratings, the borrower ratings for non-financial business corporations and certain other borrowers are assigned based on our evaluation of their debt-service capacity over the next 3 to 5 years on a 15-rating scale. Our principal domestic consolidated banking subsidiaries assign internal credit ratings to borrowers based on qualitative factors such as the current and expected future business environment of the industry to which borrowers belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In this regard, our internal credit ratings may be highly dependent on estimation of borrowers' future performance and business sustainability in case they experience poor business performance or financial difficulties. Estimates relating to these borrowers' future performance and business sustainability are affected by changes in their external and internal business environment, including changes in economic condition, inflation and monetary policy in each country as well as geopolitical situation, and are accordingly subject to a high degree of uncertainty.

The Bank, our principal domestic consolidated banking subsidiary, applies the cash flow estimation method when providing for allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments. The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower's restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers' future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not readily available.

In addition, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments based on future projections and other factors to the loss rate calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate by, for example, considering any additional expected loss amount not reflected in such loss rate calculated based on historical loss experience, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments as of the end of the current fiscal year is 42,492million yen. Since these adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which are made to reflect the credit risk for loans and other assets held as of the end of the fiscal year, are based on estimation relating to the Russia-Ukraine situation with respect to which objective information is not readily available, such estimates are subject to a high degree of uncertainty.

Given that actual loss information after the spread of COVID-19 has been accumulated and the impact of COVID-19 is reflected in the loss rates calculated based on historical loss experience, during the current fiscal year, no adjustment is made based on future projections that take into account the rate of increase in the credit loss rate or the default probability in a recent period.

(c) Effect on the consolidated financial statements for the following fiscal year
The internal credit ratings and the estimates of future cash flows when applying the cash flow estimation method are reviewed at least once a year. Estimates relating to borrowers' future performance, business sustainability and the collectability of loans, which we consider to be significant assumptions, may be reviewed in light of changes in borrowers' creditworthiness due to changes in their financial condition and in the relevant industry environment. As a result, the allowance for credit losses may significantly increase or decrease in the following fiscal year if the overall credit risk is deemed to have increased or decreased. Adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, which we consider to be significant assumptions, are based on estimation relating to the Russia-Ukraine situation with respect to which objective information is not readily available. These assumptions change to reflect developments in the Russia-Ukraine situation, and changes in the assumptions may result in a significant increase or decrease in the allowance for credit losses in the following fiscal year.

(Allowance for credit losses of certain overseas subsidiaries which apply U.S. GAAP)
 (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
Certain overseas subsidiaries which apply U.S. GAAP have adopted ASC Topic 326, "Measurement of Credit Losses on Financial Instruments," and provide for allowance for credit losses by estimating credit losses currently expected over the remaining contractual term of the financial assets. For details of the allowance provision method, refer to Additional Information in "(6) Allowance for credit losses" under "5. Accounting policies" under "Notes to Significant Accounting Policies." The amount of allowance for credit losses and the loan balance recorded with respect to our principal overseas subsidiaries that apply U.S. GAAP are 529,711 million yen and 7,752,929 million yen, respectively.

(b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

Expected credit losses of our principal overseas subsidiaries that apply U.S. GAAP are calculated for each portfolio of loans with similar risk characteristics using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. Macroeconomic variables include the unemployment rate, GDP and other inputs, which correlate with historical credit losses. The subsidiaries use multiple economic forecast scenarios in light of the uncertainty in such scenarios and consider such scenarios by applying certain weightings. Various factors, such as the latest economic environment and the views of internal and external economists, are taken into account in the determination of the macroeconomic variables reflected in such economic forecast scenarios and the weightings applied to each economic forecast scenario. In this regard, the estimates made in determining such macroeconomic variables reflected in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario are subject to a high degree of uncertainty due to the significant variability and uncertainty in the future economic environment arising mainly from changes in economic condition, inflation and monetary policy in each country as well as geopolitical situation.

The calculated amount of expected credit losses is adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. The subsidiaries forecast the impact of inflation and temporary relief measure on the expected credit losses determined using quantitative models and reflect adjustments based on such qualitative factors. These qualitative adjustments are estimates with respect to which objective information is not readily available and are similarly subject to a high degree of uncertainty.

(c) Effect on the consolidated financial statements for the following fiscal year

The determination of macroeconomic variables to be reflected in multiple economic forecast scenarios and the weighting to be assigned to each such scenario, as well as the application of adjustments based on qualitative factors, are based on estimates relating to the economic environment and other factors with respect to which objective information is not readily available. Relevant assumptions may change to reflect developments in the economic environment and other factors and, as a result, the amount of allowance for credit losses.

2. Valuation of goodwill recorded in connection with acquisitions and investments
  (1) Amount recorded in the consolidated financial statements for the current fiscal year

As part of its strategic measures designed to become the world's most trusted financial group, the MUFG Group enters into acquisitions, equity investments and capital alliances on a global basis. Any goodwill arising from these business combination transactions is recorded in the consolidated balance sheet.

Such acquisitions, equity investments and capital alliances may result in the MUFG Group's inability to achieve the synergies and other benefits anticipated by the MUFG Group due to unexpected changes in the industry to which the acquiree, investee or alliance partner belongs and other factors or in an impairment of such goodwill, adversely affecting the MUFG Group's business strategy, financial position and operating results.

The amount of goodwill recorded on the consolidated balance sheet as of the end of the current fiscal year is 405,629 million yen, of which 183,063 million yen was recorded in connection with the acquisition of First Sentier Investors ("FSI").

The recorded balance of goodwill is subject to identification of an indication of impairment (an event indicating the possibility of impairment of a group of assets including goodwill) and recognition and measurement of impairment loss in accordance with the Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002) and other standards and with predetermined internal policies. In addition, such identification of indications of impairment and recognition and measurement of impairment loss are tested for appropriateness in accordance with predetermined internal policies and other regulations. The estimates and significant assumptions made in identifying indications of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are subject to uncertainty. The recorded goodwill represents our best estimate made in a manner designed to ensure objectivity and rationality.

(2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates

   (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year

   Identification of indications of impairment of goodwill and recognition and measurement of impairment loss are performed on the basis of a larger unit consisting of the group of assets relating to the business to which the goodwill is allocated and such goodwill.

   The MUFG Group determines whether any indication of impairment exists based on the characteristics of an asset group in accordance with certain established criteria.

   The goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, is reported in the amount based on the determination as to the existence of an indication of impairment and valuation performed on FSI as a single asset group.

   To identify an indication of impairment, we determine based on certain established criteria whether FSI's future profits for a certain period projected by considering FSI's latest business plan have declined to a level where the investment may not be recoverable due to such decline in the profitability. In addition, to determine whether any indication of impairment exists, we analyze whether FSI has reported net operating losses after amortization of goodwill for two consecutive reporting periods and whether there are factors that cause the recoverability of the investment in FSI to significantly diminish, including deterioration in the stock indices in the stock market, a decline in the balance of FSI's assets in custody, and the attrition rate of key fund managers.

   For the current fiscal year, we identified no event indicating impairment and determined that no indication of impairment existed.

   With respect to goodwill with an identified indication of impairment, impairment loss is not recognized if the carrying amount, before impairment loss, of the group of assets relating to the business to which the goodwill is allocated plus the carrying amount of the goodwill is smaller than the total amount of undiscounted future cash flows derived from the larger unit including the goodwill (hereinafter referred to as "undiscounted future cash flows"). If the aggregate carrying amount exceeds the amount of undiscounted future cash flows, the difference is recognized as impairment loss to the extent that it does not exceed the balance of the goodwill.

   (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year

   Identification of indications of impairment and estimation of undiscounted future cash flows necessarily involve judgment and often incorporate significant estimates and assumptions.

   Forecasts relating to projected profits used to identify an indication of impairment of the goodwill recorded in connection with the acquisition of FSI, which accounts for a substantial portion of the balance of goodwill held by the MUFG Group, are based on significant estimates, and such estimates are based on assumptions. The primary assumptions include the growth rate of the business based on current and past facts and operating results, and the growth rate of the market and the overall economy in the future.

   (c) Effect on the consolidated financial statements for the following fiscal year

   The MUFG Group believe that the primary assumptions used to identify indications of goodwill impairment as of the end of the current fiscal year are reasonable. However, changes in the primary assumptions used in the identification of indications of impairment due to unforeseeable future changes in assumptions relating to the business may have a material impact on recognition of any impairment loss and measurement of the amount of impairment loss for the following fiscal year.

3.Fair value of derivative transactions
  (1) Amount recorded in the consolidated financial statements for the current fiscal year
      The MUFG Group engages in a large number of various derivative transactions in connection with the business of providing foreign exchange, financing and securities services to customers as well as market transactions and liquidity and funding management operations. For details of the fair value of derivative transactions grouped by transaction type, refer to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

      The fair value of derivative transactions is calculated in accordance with the policies and procedures for the calculation of fair value and the procedures for the use of fair value valuation models set forth in predetermined internal policies. The estimates and significant assumptions made in calculating the fair value of derivative transactions are subject to uncertainty. The recorded fair value represents our best estimate made in a manner designed to ensure objectivity and rationality and subject to internal controls. For details of the processes for calculating the fair value of derivative transactions, refer to "(Note 1) Description of the valuation techniques and inputs used to determine fair value" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

  (2) Other information which is relevant to an understanding by readers of the consolidated financial statements with regard to the accounting estimates
      (a) Method of calculation of the amount recorded in the consolidated financial statements for the current fiscal year
      The fair value of exchange-traded derivative transactions is based on the price posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model. The valuation models are tested from a market consistency perspective. However, the estimates and assumptions used in such models necessarily involve judgment and are subject to complexity and uncertainty. For details of the calculation method, refer to "(Note 1) Description of the valuation techniques and inputs used to determine fair value" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

      (b) Significant assumptions used in calculating the amounts presented in the consolidated financial statements for the current fiscal year
      Inputs used in valuation models include inputs that can be observed directly or indirectly in the market such as foreign currency exchange rates, yield curves, volatility, credit curves and stock prices, as well as inputs that cannot be observed in the market such as correlation coefficients and other significant estimates. The MUFG Group classifies the fair value of financial instruments into three levels depending on the observability and significance of the input used in the fair value calculation. In particular, the estimates and assumptions made in the valuation of derivative transactions classified into level 3, where inputs that cannot be observed in the market are used as a material basis for the calculated fair value, are subject to significant complexity and uncertainty. For details of such inputs, refer to "(1) Quantitative information on significant unobservable inputs" under "(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

      (c) Effect on the consolidated financial statements for the following fiscal year
      The MUFG Group have determined that the fair value of derivatives transactions is reasonable after conducting testing. However, the significant assumptions used to calculate the fair value are subject to uncertainty. In particular, the estimates and assumptions made in the valuation of the fair value of derivative transactions classified into Level 3 are subject to significant complexity and uncertainty. The fair value of derivative transactions held by the MUFG Group may fluctuate as a result of changes in inputs used for valuation due to changes in the market environment and other factors. For details of the sensitivity of the fair value to changes in inputs, refer to "(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs" under "(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3" to "2. Matters concerning fair value of financial instruments and breakdown by input level" under "Notes to Financial Instruments."

## Additional Information

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and the equity method of accounting was previously applied to Morgan Stanley's consolidated financial statements as of the end of Morgan Stanley's fiscal year. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that, effective from the fiscal year ended March 31, 2024, the equity method of accounting is to applied to Morgan Stanley based on a provisional closing of accounts implemented as of March 31, which is the end of MUFG's fiscal year.

Accordingly, for the fiscal year ended March 31, 2024, the equity method of accounting has been applied to Morgan Stanley's consolidated financial statements for the fifteen-month period from January 1, 2023 to March 31, 2024 based on a provisional closing of accounts, and the impact of implementation of such provisional closing of accounts has been reflected in MUFG's consolidated financial statements from the beginning of the fiscal year ended March 31, 2024.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is 106,161 million yen, losses on change in equity related to Morgan Stanley is 22,058 million yen, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is 406,491 million yen.


(Provisional closing of accounts of a significant subsidiary planned for the fiscal year ending March 31, 2025)

Bank of Ayudhya Public Company Limited ("Krungsri"), a significant subsidiary of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and is consolidated based on its consolidated financial statements as of the December 31 fiscal year-end.

However, from the perspective of providing financial information in a more timely manner, MUFG has decided to consolidate Krungsri based on a provisional closing of accounts of Krungsri to be implemented as of March 31, which is MUFG's fiscal year-end, effective from the beginning of the fiscal year ending March 31, 2025.

Accordingly, for the fiscal year ending March 31, 2025, Krungsri's financial results for the 15-month period from January 1, 2024 to March 31, 2025 are expected to be reflected in MUFG's consolidated financial statements.

## Notes to the Consolidated Balance Sheet

1.  "Securities" and "Monetary claims bought" included ¥74,772 million of securities loaned under unsecured and secured securities lending transactions with respect to which the borrowers have the right to sell or pledge. Of the securities borrowed under securities borrowing transactions and the securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without restrictions, ¥17,194,551 million of such securities were re-pledged, ¥3,772,967 million were re-loaned, and ¥9,966,683 million were held by MUFG without disposition as of the consolidated balance sheet date.

2.  Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the "FRA") were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers' liabilities for acceptances and guarantees, each as included in the consolidated balance sheet, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheet.

| | |
|---|---|
| Bankrupt or De facto Bankrupt | ¥239,004million |
| Doubtful | ¥1,134,503million |
| Special Attention | ¥634,023million |
| Accruing loans contractually past due 3 months or more | ¥26,869million |
| Restructured loans | ¥607,154million |
| Subtotal | ¥2,007,531million |
| Normal | ¥130,602,373million |
| Total | ¥132,609,905million |

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

3.  Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The total face value of bank acceptance bills discounted, commercial bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions was ¥1,506,038 million.

4.  Assets pledged as collateral were as follows:

| | |
|---|---:|
| Cash and due from banks | ¥4,292 million |
| Trading assets | ¥500,000 million |
| Securities | ¥9,023,306 million |
| Loans and bills discounted | ¥13,424,905 million |
| Other assets | ¥601 million |
| Tangible fixed assets | ¥92 million |

Liabilities related to pledged assets were as follows:

| | |
|---|---:|
| Deposits | ¥13,900 million |
| Borrowed money | ¥22,800,405 million |
| Bonds payable | ¥21,787 million |
| Other liabilities | ¥672 million |

In addition to the items listed above, ¥46,930 million of monetary claims bought, ¥1,871,424 million of trading assets, ¥17,481,814 million of securities and ¥2,498,238 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. Monetary claims bought of ¥54,582 million, trading assets of ¥2,770,003 million and securities of ¥16,920,718 million were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold under repurchase agreements and the assets loaned under securities lending transactions were ¥18,920,170 million and ¥349,665 million, respectively. In addition, ¥916,424 million of trading assets and ¥1,100,570 million of securities were pledged under general collateral repurchase agreements using the subsequent collateral allocation method.

Bills rediscounted were accounted for as financial transactions in accordance with JICPA Industry Committee Practical Guidelines No. 24. The total face value of foreign currency bills rediscounted upon transfer was ¥5,086 million.

5.  Non-recourse debt of consolidated special purpose companies was as follows.

| | |
|---|---:|
| Non-recourse debt | |
|   Borrowed money | ¥2,100 million |
| Relevant assets to above non-recourse debt: | |
|   Loans and bills discounted | ¥20,000 million |

The above table includes certain assets reported in the immediately preceding Item 4.

6.  Overdraft facilities and commitment lines of credit are binding contracts under which MUFG's consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower's request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities was ¥102,894,396 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG's consolidated subsidiaries to decline the borrower's request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower's creditworthiness. MUFG's consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower's business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

7. In accordance with the "Law concerning Revaluation of Land" (the "Land Revaluation Law") (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as "Deferred tax liabilities for land revaluation," is stated as "Land revaluation excess" in net assets. Land revaluation excess includes MUFG's share of affiliated companies' Land revaluation excess.

    Dates of revaluation:

        Domestic consolidated banking subsidiaries        March 31, 1998

        Domestic consolidated trust banking subsidiaries   March 31, 1998, December 31, 2001 and March 31, 2002

    The method of revaluation as set forth in Article 3, Paragraph 3 of the "Land Revaluation Law":
        Fair values are determined based on (1) "published land price under the Land Price Publication Law" stipulated in Article 2-1 of the "Enforcement Ordinance of the Law concerning Revaluation of Land" ("Ordinance") (No. 119, March 31, 1998), (2) "standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law" stipulated in Article 2-2 of the "Ordinance," (3) "land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law" stipulated in Article 2-4 of the "Ordinance" with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the "Ordinance" with price adjustments for time.
        In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

8. Accumulated depreciation on tangible fixed assets: ¥1,123,454 million.

9. Deferred gains on tangible fixed assets deducted for tax purposes: ¥62,278 million.

10. Borrowed money included ¥315,500 million of subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations.

11. Bonds payable included ¥4,494,288 million of subordinated bonds.

12. The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed, was ¥3,292,449 million.

13. With regard to bonds and other securities in "Securities," guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥334,872 million.

14. Contingent liabilities
In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG's financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG's financial position, results of operations or cash flows.

## Notes to the Consolidated Statement of Income

1. "Other ordinary income" included ¥531,803 million of equity in earnings of the equity method investees and ¥452,125 million of gains on sales of equity securities.
2. "General and administrative expenses" included ¥1,374,870 million of personnel expenses and ¥340,137 million of depreciation and amortization.
3. "Other ordinary expenses" included ¥193,119 million of write-offs of loans.

## Notes to the Consolidated Statement of Changes in Net Assets

1. Information on the class and number of issued shares and treasury stock

(Thousand shares)

|  | Number of shares as of April 1, 2023 | Number of shares increased | Number of shares decreased | Number of shares as of March 31, 2024 | Note |
|---|---|---|---|---|---|
| Issued shares |  |  |  |  |  |
| Common stock | 12,687,710 | - | 350,000 | 12,337,710 | (Note 1) |
| Total | 12,687,710 | - | 350,000 | 12,337,710 |  |
| Treasury stock |  |  |  |  |  |
| Common stock | 664,065 | 300,677 | 353,220 | 611,522 | (Note 2&3) |
| Total | 664,065 | 300,677 | 353,220 | 611,522 |  |

(Note 1) The decrease in the number of shares of common stock by 350,000 thousand shares was due to the cancellation of shares.
(Note 2) The increase in the number of shares of common stock held in treasury by 300,677 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 353,220 thousand shares was due to the cancellation of shares, the sale of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust ("BIP trust"), the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3) The number of shares of common stock held in treasury as of April 1, 2023 and March 31, 2024 includes 28,407 thousand shares and 25,769 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2024, the number of shares held by the BIP trust decreased by 2,638 thousand shares.

2. Information on share subscription rights

| Issuer | Type of share subscription rights | Class of shares to be issued | Number of shares subject to subscription rights | | | | Balance as of March 31, 2024 (in millions of yen) |
|---|---|---|---|---|---|---|---|
|  |  |  | As of April 1, 2023 | Increase | Decrease | As of March 31, 2024 |  |
| Consolidated subsidiaries | - | - | - | - | - | - | 0 |
| Total | | | - | - | - | - | 0 |

3. Information on cash dividends

(A) Cash dividends paid in the fiscal year ended March 31, 2024

| Date of approval | Type of stock | Total Dividends (in millions of yen) | Dividend per share (in yen) | Dividend record date | Effective date |
|---|---|---|---|---|---|
| Annual General Meeting of Shareholders on June 29, 2023 | Common stock | 192,859 | 16.0 | March 31, 2023 | June 30, 2023 |
| Meeting of Board of Directors on November 14, 2023 | Common stock | 247,101 | 20.5 | September 30, 2023 | December 5, 2023 |

(Note) The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2023 includes ¥454 million of dividends on the treasury shares held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2023 includes ¥529 million of dividends on the treasury shares held by the BIP trust.

(B) Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2024.

The following matters relating to dividends are planned to be submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 27, 2024

| Date of approval (proposed) | Type of stock | Total Dividends (in millions of yen) | Source of dividends | Dividend per share (in yen) | Dividend record date | Effective date |
|---|---|---|---|---|---|---|
| Annual General Meeting of Shareholders on June 27, 2024 (scheduled) | Common stock | 240,937 | Retained earnings | 20.5 | March 31, 2024 | June 28, 2024 |

(Note) The total dividend amount includes ¥528 million of dividends on the treasury shares held by the BIP trust.

## Notes to Financial Instruments

1. Disclosure on financial instruments
 (1) Policy for financial instruments
    MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.
    In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management ("ALM") by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

 (2) Nature and extent of risks arising from financial instruments
    MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.
    Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.
    Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG's bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG's trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting derivative transactions for purposes of hedging risks, MUFG hedges against interest rate risks associated with instruments including fixed rate deposits, loans and bonds, floating rate deposits and loans, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks associated with instruments such as foreign currency denominated monetary claims and liabilities through designated hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the designated hedging instruments are almost identical to those of the hedged items. In limited circumstances, the effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

 (3) Risk management relating to financial instruments
 (A) Credit risk management
    MUFG regularly monitors and assesses the credit portfolios of MUFG's group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.
    Within the basic framework of MUFG's credit risk control system based on MUFG's credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG's group companies.
    In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.
    MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.
    In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B) Market risk management
  (a) Risk management system
    MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.
    At each of the major group companies, checks and balances are maintained through a system in which the back office (operating and administrative section) and the middle office (risk control section) operate independently from the front office (market department). As part of risk control by management, the Executive Committee or another appropriate body establishes the framework for the market risk management system and defines responsibilities relating to market operations. MUFG allocates economic capital corresponding to the levels of market risk within the scope of MUFG's capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG's exposure to risks and losses within a certain range.
  (b) Market risk management
    The status of the group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company is reported daily to the Chief Risk Officer of MUFG, while the status of each major group company's exposure to market risk and compliance with quantitative limits on market risk and losses is reported daily to the group company's risk management officer. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and the results are regularly reported to their respective ALM Committees and Corporate Risk Management Committees.
    MUFG's major group companies manage risks by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the processes and periodically verifies through internal audits that the valuation methods and management of such transactions are appropriate.
  (c) Market risk measurement model
    Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk primarily using Value at Risk ("VaR"), Value.
    Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a market risk measurement model. The principal method used for the model is the historical simulation method (Trading activities: holding period — 1 business day; confidence interval — 95%; and observation period — 250 business days) (Banking activities: holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).
    * The historical simulation method calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations. However, VaR may not be able to ascertain risks when market volatility reaches abnormal levels because they measure market risks with a fixed event probability calculated statistically based on past market changes.
  (d) Quantitative information in respect of market risk
    (i) Amount of market risk associated with trading activities
    The amount of consolidated market risk associated with trading activities across the Group was ¥1.7 billion as of March 31, 2024.
    (ii) Amount of market risk associated with banking activities
    The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥558.4 billion as of March 31, 2024. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments on loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of a statistical analysis using data on changes in the balance by product, expected deposit interest rates and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through a statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

 (iii) Risk of strategic equity portfolio

With respect to the strategic equity securities (publicly traded) held by MUFG as of March 31, 2024, MUFG estimates that the total market value of such securities would fluctuate by ¥1.9 billion per one-point change in TOPIX.

 (e) Limitations of the market risk measurement model and related measures

VaR,which is measured using a market risk measurement model,is calculated using the historical simulation method which estimates the loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past. Actual losses may exceed VaR in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those in the past period.

As a means to measure potential losses that the current market risk measurement model is not designed to capture, MUFG measures potential losses by applying various scenarios, including those which take into account estimates regarding future market volatility (stress testing) in order to better identify risks.

MUFG also utilizes back-testing to verify the effectiveness of its market risk measurement model in order to better ensure sufficient accuracy of the model.

(C) Management of liquidity risk associated with funding activities

MUFG's major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses at various stages according to the urgency of funding needs, and manage liquidity risk at each such stage. The department responsible for risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee, the Risk Management Committee and other appropriate bodies on the results of the performance of its responsibilities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for risk management and other appropriate bodies such as the ALM Committee.

(4) Supplementary explanation of the fair value of financial instruments

Since certain assumptions are applied in measuring the fair value of financial instruments, such fair value may vary if different assumptions are used.


2. Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, "Implementation Guidance on Accounting Standard for Fair Value Measurement" (ASBJ, June 17, 2021) ("Implementation Guidance on Fair Value Measurement"), stocks with no quoted market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1) Financial assets and liabilities at fair value on the consolidated balance sheets

(in millions of yen)

| Category | Amount on consolidated balance sheet | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Monetary claims bought (*1) | — | 643,385 | 1,248,256 | 1,891,641 |
| Trading assets | 5,123,276 | 5,193,024 | 74,665 | 10,390,967 |
| Money held in trust (Trading purpose / Other) | — | 1,182,414 | 5,864 | 1,188,278 |
| Securities (Available-for-sale securities) | 38,777,821 | 19,187,848 | 603,542 | 58,569,211 |
|   Domestic equity securities | 5,074,443 | 24,554 | 2,694 | 5,101,691 |
|   Government bonds | 21,336,858 | 28,382 | — | 21,365,241 |
|   Municipal bonds | — | 1,045,990 | — | 1,045,990 |
|   Short-term corporate bonds | — | — | — | — |
|   Corporate bonds | — | 2,663,412 | — | 2,663,412 |
|   Foreign equity securities | 628,522 | 44,455 | 36,587 | 709,565 |
|   Foreign bonds | 11,412,226 | 9,575,971 | 2,285 | 20,990,483 |
|   Investment trusts (*2) | 321,189 | 5,743,840 | 2,218 | 6,067,249 |
|   Other securities | 4,580 | 61,239 | 559,756 | 625,577 |
| Total assets | 43,901,097 | 26,206,672 | 1,932,328 | 72,040,098 |
| Trading liabilities | 5,650,311 | 183,539 | — | 5,833,851 |
| Borrowed money (FVO) (*3) | — | 126,251 | — | 126,251 |
| Bonds payable (FVO) (*3) | — | 93,700 | 26,411 | 120,111 |
| Other liabilities | — | — | 17,143 | 17,143 |
| Total liabilities | 5,650,311 | 403,491 | 43,824 | 6,097,627 |
| Derivatives (*4) (*5) (*6) | (14,670) | (836,182) | 138,640 | (712,212) |
|   Interest rate-related derivatives | (6,713) | (881,512) | 39,723 | (848,502) |
|   Currency-related derivatives | 9,518 | 33,389 | 10,274 | 53,183 |
|   Equity-related derivatives | (17,465) | (28,978) | 11,688 | (34,756) |
|   Bond-related derivatives | (9) | 43,350 | 77,444 | 120,785 |
|   Commodity-related derivatives | — | — | (45) | (45) |
|   Credit-related derivatives | — | (2,437) | (351) | (2,789) |
|   Other derivatives | — | 4 | (92) | (88) |

(*1) Monetary claims bought consists of securitized products, etc. of ¥1,891,641 million accounted for in the same manner as available-for-sale securities.

(*2) The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥817,460 million of financial assets.

(*3) Some overseas subsidiaries apply the fair value option.

(*4) Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5) Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥ (1,310,705) million.

(*6) Transactions to which hedge accounting is applied include interest rate swap transactions designated as hedging instruments for the purpose of fixing cash flows from hedged loans and other assets. Deferred hedge accounting is applied to these transactions. Of these hedge relationships, all hedge relationships to which "Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR" (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(2) Financial assets and liabilities which are not stated at fair value on the consolidated balance sheet
    Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

(in millions of yen)

| Category | Fair value | | | | Amount on consolidated balance sheet | Difference |
|---|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | | |
| Monetary claims bought (*1) | — | — | 5,890,505 | 5,890,505 | 5,895,337 | (4,831) |
| Money held in trust (other / held to maturity) | — | 79,931 | — | 79,931 | 82,537 | (2,605) |
| Securities (held to maturity) | 14,522,296 | 7,456,590 | — | 21,978,887 | 22,262,495 | (283,607) |
| Government bonds | 14,522,296 | 30,000 | — | 14,552,296 | 14,643,055 | (90,759) |
| Municipal bonds | — | 1,984,901 | — | 1,984,901 | 1,999,181 | (14,279) |
| Short-term corporate bonds | — | — | — | — | — | — |
| Corporate bonds | — | 665,990 | — | 665,990 | 668,174 | (2,184) |
| Foreign bonds | — | 4,775,698 | — | 4,775,698 | 4,952,083 | (176,384) |
| Other securities | — | — | — | — | — | — |
| Foreign bonds (amortized at cost in accordance with IFRS9) | 7,974 | 14,705 | — | 22,680 | 21,930 | 749 |
| Loans and bills discounted (*2) (*3) | — | 251,277 | 115,456,405 | 115,707,682 | 115,546,436 | 161,245 |
| Total assets | 14,530,271 | 7,802,505 | 121,346,910 | 143,679,687 | 143,808,736 | (129,049) |
| Deposits | — | 224,252,054 | — | 224,252,054 | 224,035,035 | 217,019 |
| Negotiable certificates of deposit | — | 16,623,704 | — | 16,623,704 | 16,555,451 | 68,252 |
| Borrowed money | — | 25,799,730 | — | 25,799,730 | 25,829,710 | (29,980) |
| Bonds payable (*3) | — | 15,796,677 | — | 15,796,677 | 16,183,186 | (386,509) |
| Total liabilities | — | 282,472,193 | — | 282,472,193 | 282,603,383 | (131,190) |

(*1) Monetary claims bought include securitized products, etc. of ¥2,581,465 million accounted for in the same manner as securities held to maturity.
(*2) General and specific allowances for credit losses of ¥1,279,223 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.
(*3) With respect to interest rate swaps to which special hedge accounting treatment is applied to offset fluctuations in the market value of the hedged items, the fair value of such interest rate swaps is included in the fair value of the hedged items. Of these hedge relationships, all hedge relationships to which "Practical Solution on the Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR" (ASBJ PITF No.40, March 17, 2022) applies are accounted for under the standard.

(Note 1) Description of the valuation techniques and inputs used to determine fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See "Notes to Money Held in Trust" for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG's bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See "Notes to Securities" for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or the allocation method applicable to forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan ("JGAAP") reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG's consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG's consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG's consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG's consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG's consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Other liabilities

  Contingent consideration associated with a business combination, which is included in other liabilities, is classified as Level 3 as the fair value of such contingent consideration is calculated using the discounted present value method, taking into account future cash flows, the probability of obligation and other factors.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG's market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2) Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheet at fair value and classified in Level 3
(1) Quantitative information on significant unobservable inputs

| Category | Valuation technique | Signification unobservable inputs | Range | Weighted average(*1) |
|---|---|---|---|---|
| Monetary claims bought | | | | |
| Securitized products | Internal model (*2) | Correlation between underlying assets | 3.0% | 3.0% |
| | | Liquidity premium | 1.4%~1.6% | 1.4% |
| | | Prepayment rate | 17.6% | 17.6% |
| | | Probability of default | 0.0%~93.0% | — |
| | | Recovery rate | 55.0% | 55.0% |
| Securities | | | | |
| Foreign equity securities | Discounted cash flow | Liquidity premium | 0.8%~1.7% | 1.4% |
| Other | Discounted cash flow | Liquidity premium | 1.1%~3.2% | 2.9% |
| Derivatives | | | | |
| Interest rate-related derivatives | Option model | Correlation between interest rates | 30.0%~60.7% | — |
| | | Correlation between interest rate and foreign exchange rate | (1.9)%~60.0% | — |
| | | Volatility | 61.2%~97.4% | — |
| Currency-related derivatives | Option model | Correlation between interest rates | 30.0%~70.0% | — |
| | | Correlation between interest rate and foreign exchange rate | 5.5%~60.0% | — |
| | | Correlation between foreign exchange rates | 50.0%~70.5% | — |
| | | Volatility | 9.8%~21.3% | — |
| Equity-related derivatives | Option model | Volatility | 22.9%~37.0% | — |
| | | Correlation between foreign exchange rate and equity | 0.0%~30.0% | — |
| | | Correlation between equities | 1.5%~82.3% | — |

(*1) The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2) For further details of Internal model, refer to "Monetary claims bought" in "(Note 1) Description of the valuation techniques and inputs used to measure fair value" under "2. Matters concerning fair value of financial instruments and breakdown by input level" above.

(2) Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

(in millions of yen)

| Category | March 31, 2023 | Included in net income (loss) (*1) | Included in other comprehensive income | Purchases, Issues, Sales, Settlements | Transfers into Level 3 (*2) | Transfers out of Level 3 (*3) | March 31, 2024 | Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2024 (*1) |
|---|---|---|---|---|---|---|---|---|
| Monetary claims bought | 591,530 | 108,236 | 22,149 | 526,339 | — | — | 1,248,256 | 107,367 |
| Trading assets | 112,109 | 7,504 | — | (57,111) | 12,260 | (95) | 74,665 | 7,196 |
| Monetary held in trust (Trading purpose / Other) | 8,272 | 96 | 156 | (2,661) | — | — | 5,864 | 49 |
| Securities (Available-for-sale securities) | 400,105 | 51,117 | 8,356 | 143,957 | 25 | (19) | 603,542 | 50,223 |
| Domestic equity securities | 2,389 | 167 | 124 | 12 | — | — | 2,694 | 167 |
| Corporate bonds | — | (2) | 0 | (3) | 25 | (19) | — | — |
| Foreign equity securities | 39,147 | 3,770 | 1,167 | (7,497) | — | — | 36,587 | 2,874 |
| Foreign bonds | 2,165 | (83) | 167 | 36 | — | — | 2,285 | (83) |
| Investment trusts | 2,189 | (160) | 190 | — | — | — | 2,218 | (160) |
| Other securities | 354,213 | 47,426 | 6,706 | 151,410 | — | — | 559,756 | 47,426 |
| Total assets | 1,112,017 | 166,954 | 30,662 | 610,524 | 12,285 | (115) | 1,932,328 | 164,837 |
| Bonds payable (FVO) | 102,130 | 39,452 | 10,475 | (104,567) | 1,938 | (23,018) | 26,411 | (4,820) |
| Other liabilities | — | — | — | 17,143 | — | — | 17,143 | — |
| Total liabilities | 102,130 | 39,452 | 10,475 | (87,154) | 1,938 | (23,018) | 43,824 | (4,820) |
| Derivatives (*4) | 316,707 | (22,089) | 1,680 | (6,136) | 80,114 | (231,635) | 138,640 | 2,959 |
| Interest rate-related derivatives | 198,796 | (23,906) | (1,302) | 8,803 | 28,527 | (171,194) | 39,723 | (2,911) |
| Currency-related derivatives | 12,696 | 2,043 | 941 | (940) | 97 | (4,563) | 10,274 | 139 |
| Equity-related derivatives | 21,110 | 5,508 | 2,029 | (18,935) | 2,612 | (637) | 11,688 | 7,831 |
| Bond-related derivatives | 82,566 | (3,277) | — | 4,500 | 48,894 | (55,239) | 77,444 | 293 |
| Commodity-related derivatives | 90 | (131) | 11 | (15) | — | — | (45) | (131) |
| Credit-related derivatives | 1,082 | (1,803) | — | 386 | (18) | — | (351) | (1,746) |
| Other derivatives | 364 | (520) | — | 64 | — | — | (92) | (515) |

(*1) Mainly included in "Trading income" and "Other operating income" in the consolidated statements of income.

(*2) Transfers into Level 2 from Level 3 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*3) Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*4) Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3) Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4) Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rate would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in the significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity-related derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

(Note 3) Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance for on Fair Value Measurement

Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

(in millions of yen)

| Category | March 31, 2023 | Included in net income (loss) (*1) | Included in other comprehensive income | Purchases, Sales, Redemptions | Transfers into Paragraphs 24-3 and 24-9 | Transfers out of Paragraphs 24-3 and 24-9 | March 31, 2024 | Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2024 (*1) |
|---|---|---|---|---|---|---|---|---|
| Investment trusts (Available-for-sale securities) | 563,208 | 61,989 | 8,045 | 186,279 | — | (2,063) | 817,460 | 57,010 |
| Paragraph 24-3 (*2) | 533,900 | 61,989 | 7,320 | 181,132 | — | — | 784,343 | 57,010 |
| Paragraph 24-9 | 29,308 | — | 725 | 5,147 | — | (2,063) | 33,116 | — |

(*1) Mainly included in "Other operating income" of the consolidated statements of income.

(*2) Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2024 primarily included ¥262,327 million of those which were irrevocable, ¥15,082 million of those which were subject to cancellation restrictions for a certain period, ¥79,260 million of those which required advance notice or had a specified redemption date and ¥427,672 million of those which were subject to caps on redemption amounts.

(Note 4) The following table sets forth the amounts of equity securities with no quoted market price available and investments in partnerships and others on the consolidated balance sheet. These securities and investments are not included in "Trading assets" or "Securities" in the tables presented under the section captioned "Matters concerning fair value of financial instruments and breakdown by input level".

(in millions of yen)

| Category | Amount on consolidated balance sheet |
|---|---|
| Equity securities with no quoted market price available (*1) (*3) | 287,909 |
| Investments in partnerships and others (*2) (*3) | 489,116 |

(*1) Equity securities with no quoted market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 "Implementation Guidance on Disclosures about Fair Value of Financial Instruments" (ASBJ, March 31, 2020.)

(*2) Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. Their fair values are not subject to fair value disclose in accordance with Paragraph 24-16 of Guidance for Application of Fair Value Measurement.

(*3) An impairment loss of ¥8,410 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2024.

# Notes to Securities

In addition to "Securities" on the consolidated balance sheet, the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as "Trading assets," negotiable certificates of deposit in "Cash and due from banks," securitized products in "Monetary claims bought" and others.

1. Trading securities (as of March 31, 2024)

(in millions of yen)

|  | Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year |
|---|---|
| Trading securities | 1,155 |

2. Debt securities being held to maturity (as of March 31, 2024)

(in millions of yen)

|  | Type of securities | Amount on consolidated balance sheet | Fair value | Difference |
|---|---|---|---|---|
| Securities whose fair value exceeds amount on the consolidated balance sheet | Domestic bonds | 2,881,098 | 2,887,984 | 6,886 |
|  | Government bonds | 2,361,247 | 2,365,840 | 4,592 |
|  | Municipal bonds | 402,639 | 404,686 | 2,047 |
|  | Short-term corporate bonds | — | — | — |
|  | Corporate bonds | 117,211 | 117,457 | 245 |
|  | Other securities | 1,392,129 | 1,398,962 | 6,832 |
|  | Foreign bonds | 585,636 | 588,788 | 3,151 |
|  | Other | 806,493 | 810,174 | 3,681 |
|  | Subtotal | 4,273,228 | 4,286,947 | 13,719 |
| Securities whose fair value does not exceed amount on the consolidated balance sheet | Domestic bonds | 14,429,313 | 14,315,203 | (114,109) |
|  | Government bonds | 12,281,807 | 12,186,455 | (95,351) |
|  | Municipal bonds | 1,596,542 | 1,580,214 | (16,327) |
|  | Short-term corporate bonds | — | — | — |
|  | Corporate bonds | 550,963 | 548,533 | (2,430) |
|  | Other securities | 6,141,419 | 5,955,361 | (186,057) |
|  | Foreign bonds | 4,366,446 | 4,186,910 | (179,536) |
|  | Other | 1,774,972 | 1,768,451 | (6,520) |
|  | Subtotal | 20,570,732 | 20,270,565 | (300,167) |
| Total |  | 24,843,961 | 24,557,513 | (286,447) |

3. Available-for-sale securities (as of March 31, 2024)

(in millions of yen)

| | Type of securities | Amount on consolidated balance sheet | Acquisition cost | Difference |
|---|---|---|---|---|
| Securities whose fair value exceeds the acquisition cost | Domestic equity securities | 5,068,276 | 1,303,100 | 3,765,175 |
| | Domestic bonds | 3,172,626 | 3,163,137 | 9,488 |
| | Government bonds | 2,501,260 | 2,497,628 | 3,631 |
| | Municipal bonds | 109,811 | 109,585 | 226 |
| | Short-term corporate bonds | — | — | — |
| | Corporate bonds | 561,553 | 555,923 | 5,630 |
| | Other securities | 12,193,102 | 11,789,323 | 403,779 |
| | Foreign equity securities | 585,709 | 537,880 | 47,829 |
| | Foreign bonds | 6,907,143 | 6,838,098 | 69,045 |
| | Other | 4,700,248 | 4,413,344 | 286,904 |
| | Subtotal | 20,434,004 | 16,255,560 | 4,178,443 |
| Securities whose fair value does not exceed the acquisition cost | Domestic equity securities | 33,415 | 39,706 | (6,291) |
| | Domestic bonds | 21,902,018 | 22,041,456 | (139,438) |
| | Government bonds | 18,863,980 | 18,938,403 | (74,423) |
| | Municipal bonds | 936,179 | 945,979 | (9,799) |
| | Short-term corporate bonds | — | — | — |
| | Corporate bonds | 2,101,859 | 2,157,074 | (55,215) |
| | Other securities | 19,366,902 | 20,673,775 | (1,306,872) |
| | Foreign equity securities | 123,855 | 158,932 | (35,076) |
| | Foreign bonds | 14,083,339 | 15,149,692 | (1,066,353) |
| | Other | 5,159,707 | 5,365,150 | (205,442) |
| | Subtotal | 41,302,336 | 42,754,939 | (1,452,602) |
| Total | | 61,736,341 | 59,010,499 | 2,725,841 |

(Note 1) Foreign bonds of ¥21,930 million (¥22,680 million at fair value) that are amortized at cost in accordance with IFRS9 at certain overseas subsidiaries are not included in the table as of March 31, 2024.

(Note 2) Net unrealized gains(losses) on available-for-sale securities consisted of the following:

(in millions of yen)

| | |
|---|---|
| Total difference | 2,725,841 |
| Revaluation gains (losses) on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings | 399,298 |
| Subtotal excluding the revaluation gains (losses) on securities as a result of the application of the fair value hedge accounting method | 2,326,542 |
| Unrealized gains (losses) on available-for-sale securities in investment limited partnerships | 33,738 |
| Unrealized gains (losses) as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available | 6,010 |
| Net unrealized gains (losses) on available-for-sale securities | 2,366,291 |
| Deferred tax assets (liabilities) | (722,249) |
| Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by onwnership share) | 1,644,042 |
| Non-controlling interests | (11,175) |
| MUFG's ownership share in equity method investees' unrealized gains (losses) on available-for-sale securities | (99,406) |
| Total net unrealized gains (losses) on available-for-sale securities | 1,533,460 |


4. Available-for-sale securities sold during the current fiscal year (from April 1, 2023 to March 31, 2024)

(in millions of yen)

| | Amount sold | Gains on sales | Losses on sales |
|---|---|---|---|
| Domestic equity securities | 676,592 | 425,448 | 366 |
| Domestic bonds | 39,920,925 | 16,166 | 121,495 |
| Government bonds | 38,092,377 | 14,934 | 109,520 |
| Municipal bonds | 1,403,104 | 740 | 10,514 |
| Short-term corporate bonds | − | − | − |
| Corporate bonds | 425,443 | 491 | 1,460 |
| Other securities | 24,239,515 | 134,722 | 508,054 |
| Foreign equity securities | 13,031 | 8,296 | 742 |
| Foreign bonds | 23,053,955 | 107,255 | 450,594 |
| Other | 1,172,528 | 19,170 | 56,718 |
| Total | 64,837,033 | 576,337 | 629,916 |

5. Securities reclassified due to change of purposes to be held: None

6. Securities with impairment losses

Securities other than those held for trading purposes and investments in affiliates (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as "impairment losses").

For the current fiscal year, impairment losses were ¥1,805 million consisting of ¥866 million of impairment losses on equity securities and ¥939 million of impairment losses on bonds and other securities.

Whether there is any "significant decline in the fair value" is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

"Bankrupt issuers" means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. "Virtually bankrupt issuers" means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. "Likely to become bankrupt issuers" means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. "Issuers requiring close watch" means issuers who are financially weak and are under close monitoring by our subsidiaries. "Normal issuers" means issuers other than those who are categorized in the four categories mentioned above.

## Notes to Money Held in Trust

1. Money held in trust for trading purposes (as of March 31, 2024)

(in millions of yen)

| | Amount on the consolidated balance sheet | Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year |
|---|---|---|
| Money held in trust for trading purposes | 50,395 | 99 |

2. Money held in trust being held to maturity (as of March 31, 2024)

(in millions of yen)

| | (a) Amount on the consolidated balance sheet | (b) Fair value | Difference (b) – (a) | Money held in trust with respect to which (b) exceeds (a) | Money held in trust with respect to which (b) does not exceed (a) |
|---|---|---|---|---|---|
| Money held in trust being held to maturity | 42,037 | 41,926 | (111) | - | 111 |

(Note) "Money held in trust with respect to which (b) exceeds (a)" and "Money held in trust with respect to which (b) does not exceed (a)" show the breakdown of "Difference (b) – (a)".

3. Money held in trust not for trading purposes or being held to maturity (as of March 31, 2024)

(in millions of yen)

| | (a) Amount on the consolidated balance sheet | (b) Acquisition cost | Difference (a) – (b) | Money held in trust with respect to which (a) exceeds (b) | Money held in trust with respect to which (a) does not exceed (b) |
|---|---|---|---|---|---|
| Money held in trust not for trading purposes or being held to maturity | 1,178,382 | 1,177,008 | 1,374 | 1,452 | 78 |

(Note1) "Money held in trust with respect to which (a) exceeds (b)" and "Money held in trust with respect to which (a) does not exceed (b)" show the breakdown of "Difference (a) – (b)".
(Note2) Net unrealized gains (losses) on available-for-sale securities consisted of the following:

(in millions of yen)

| | |
|---|---|
| Total difference | 1,374 |
| Deferred tax assets (liabilities) | (386) |
| Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share) | 987 |
| Non-controlling interests | (350) |
| Total net unrealized gains (losses) on available-for-sale securities | 637 |

## Notes to Revenue Recognition

Disaggregated information on revenues from contracts with customers

|  | (in millions of yen) |
|---|---|
|  | For the fiscal year ended March 31, 2024 |
| Fees and commissions | 2,047,232 |
| Fees and commissions on remittances and transfers | 168,163 |
| Fees and commissions on deposits | 44,561 |
| Fees and commissions on loans (*1) | 439,904 |
| Fees and commissions on trust-related services | 130,383 |
| Fees and commissions on security-related services | 163,037 |
| Fees and commissions on credit card business (*1) | 330,177 |
| Fees and commissions on administration and management services for investment funds and investment advisory services | 283,193 |
| Guarantee fees (*2) | 132,402 |
| Other fees and commissions (*1) | 355,408 |
| Trust fees | 139,363 |

(Notes)
1. Include revenues that are not within the scope of ASBJ Statement No.29, "Accounting Standard for Revenue Recognition."
2. Guarantee fees are not included within the scope of ASBJ Statement No.29, "Accounting Standard for Revenue Recognition."
3. Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.
4. For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to "(15) Revenue Recognition" under "5. Accounting policies" under "Notes to Significant Accounting Policies"

## Notes to Per Share Information:

| | |
|---|---|
| Total equity per common share | ¥1,670.44 |
| Basic earnings per common share | ¥124.64 |
| Diluted earnings per common share | ¥124.32 |

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders' equity, were deducted from the average number of common shares for the fiscal year ended March 31, 2024 used for the calculation of earnings per common share and from the number of common shares as of March 31, 2024 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2024 was 26,547 thousand shares, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2024 was 25,769 thousand shares.

## Notes to Business Combinations

(HC Consumer Finance Philippines, Inc. and PT Home Credit Indonesia became consolidated subsidiaries through share acquisitions by Krungsri)

Krungsri (a commercial bank in the Kingdom of Thailand), which is a consolidated subsidiary of MUFG and MUFG Bank, PT. Adira Dinamika Multi Finance ("ADMF", a finance company in Indonesia),which is a consolidated subsidiary of MUFG, and the MUFG Bank, acquired 100.0% of the shares of HC Consumer Finance Philippines, Inc. ("HC Philippines") and 85.0% of the shares of PT Home Credit Indonesia ("HC Indonesia"), and HC Philippines and HC Indonesia became consolidated subsidiaries of MUFG, MUFG Bank and Krungsri. HC Philippines and HC Indonesia were previously subsidiaries of Home Credit B.V.

Business combinations through acquisitions
I. Overview of the business combinations
 (1) Names and business description of the acquired companies
　　Names of the acquired companies　　HC Consumer Finance Philippines, Inc. and PT Home Credit Indonesia
　　Business description　　　　　　　　Consumer finance

 (2) Main objectives of the business combinations
　　HC Philippines and HC Indonesia have high brand recognition and customer satisfaction, having top market shares in terms of point of sale, or POS, loans (i.e., consumer installment loans provided at automobile and household appliance dealerships), in their respective countries. While MUFG already has a certain presence in the consumer finance markets in Philippines and Indonesia through investments in its equity method affiliate Security Bank Corporation and consolidated subsidiary Bank Danamon, these acquisitions represent continued efforts to reinforce and expand its retail business in both countries.

 (3) Dates of the business combinations
　　HC Philippines　June 1, 2023
　　HC Indonesia　　October 2, 2023

 (4) Legal form of the business combinations
　　Consolidation of the companies as subsidiaries through the acquisitions of their shares

 (5) Company names after the business combinations
　　No change

 (6) Ratio of the acquired voting rights
　　HC Philippines　Krungsri 75% and MUFG Bank 25%
　　HC Indonesia　　Krungsri 75% and ADMF 10%

II. Period in which the acquired companies' operating results were reflected in the consolidated statements of income
    The fiscal year end of HC Philippines and HC Indonesia is the end of December, which differs by three months from the
    consolidated balance sheet date of MUFG.
    The results of operations of HC Philippines for the period from June 1, 2023 to December 31, 2023, and those of HC Indonesia
    for the period from October 2, 2023 to December 31, 2023 were included in the consolidated statement of income.


III. Acquisition costs relating to the acquired companies and components thereof
    HC Philippines
    Consideration for the acquisition  Cash   ¥69,841 million
    Acquisition cost                         ¥69,841 million

    HC Indonesia
    Consideration for the acquisition   Cash   ¥31,811 million
    Acquisition cost                         ¥31,811 million

IV. Description and amount of major acquisition-related expenses
    Direct expenses relating to the acquisitions   Advisory fees, etc.   ¥1,044 million


V. Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period
 (1)  Amount of goodwill recorded
    HC Philippines                      ¥28,195 million
    HC Indonesia                        ¥18,034 million
    (Note) HC Indonesia recognizes goodwill by full goodwill method in accordance with U.S. GAAP.

 (2) Reason for goodwill recorded
    The recorded goodwill reflected expected increases in profits from future business operations.

 (3) Amortization method and amortization period
    Straight-line method over 10 years

VI. Amounts of assets received and liabilities assumed on the dates of the business combinations and major components thereof
HC Philippines

| | | |
|---|---|---|
| (1) Amount of assets | Total assets | ¥137,576 million |
| | Of which, other assets | ¥ 61,307 million |
| (2) Amount of liabilities | Total liabilities | ¥ 96,151 million |
| | Of which, unsubordinated borrowings | ¥ 77,964 million |

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥9,372 million, which mainly consisted of ¥8,376 million of customer relationships (to be amortized over a period of 7 years and 6 months).

HC Indonesia

| | | |
|---|---|---|
| (1) Amount of assets | Total assets | ¥ 44,177 million |
| | Of which, other assets | ¥ 20,923 million |
| (2) Amount of liabilities | Total liabilities | ¥ 30,493 million |
| | Of which, unsubordinated borrowings | ¥ 22,299 million |

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥3,963 million, which mainly consisted of ¥3,650 million of customer relationships (to be amortized over a period of 7 years and 1 month).

VII. Estimated amount of the impact of the business combinations on the consolidated statement of income for the fiscal year ended March 31, 2024 and the calculation method of such amount assuming that the business combinations were completed on the beginning date of the fiscal year ended March 31, 2024
HC Philippines

| | |
|---|---|
| Ordinary income | ¥ 24,544 million |
| Ordinary profits | ¥ 4,191 million |
| Profits attributable to owners of parent | ¥ 2,343 million |

HC Indonesia

| | |
|---|---|
| Ordinary income | ¥ 19,914 million |
| Ordinary loss | ¥ 449 million |
| Loss attributable to owners of parent | ¥ 361 million |

(Method used for calculating the estimated amount)
The estimated amount represents the impact of the business combinations on ordinary income, ordinary profits, ordinary loss, profits attributable to owners of parent and loss attributable to owners of parent, each calculated based on the assumption that the business combinations were completed on the beginning date of the fiscal year ended March 31,2024. The amount of amortization has also been calculated based on the assumption that the goodwill and the intangible fixed assets recognized in connection with the business combinations were recognized as of the beginning date of the fiscal year ended March 31,2024. The estimated amount is unaudited.

(AlbaCore Capital Limited became a consolidated subsidiary through a share acquisition by First Sentier Investors)

On November 14, 2023, Australian global asset management company First Sentier Investors ("FSI"), a consolidated subsidiary (with a December 31 fiscal year-end) of MUFG and Mitsubishi UFJ Trust and Banking Corporation (the "Trust Bank"), acquired shares in leading European alternative investment manager AlbaCore Capital Limited ("AlbaCore"), and AlbaCore became a consolidated subsidiary of MUFG, the Trust Bank, and FSI.

Business combination through acquisition
I. Overview of the business combination
 (1) Name and business description of the acquired company
     Name of the acquired company     AlbaCore Capital Limited
     Business description          Asset management, etc.

 (2) Main objectives of the business combination
     As part of its sustainable growth and profitability improvement strategy, MUFG aims to allocate its capital to growth areas, including the global asset management business. Since FSI was acquired by the Trust Bank in 2019, as the core global asset management subsidiary, FSI has been working to enhance its asset management capabilities and product competitiveness, while pursuing inorganic investment opportunities in order to complement its asset management capabilities.

     AlbaCore is headquartered in London with a presence in Dublin and has capabilities spanning various parts of the corporate credit spectrum including private credit, CLOs, liquid credit and structured credit in Europe.
     Founded in 2016, AlbaCore has significantly grown its business to US$9.4 billion in assets under management with long-standing relationships with public and private pension funds, sovereign wealth funds, insurance companies, and endowments and high net worth clients.

     Through the acquisition, the Trust Bank and FSI will seek to accelerate growth by offering a diversified and new range of alternative credit solutions to meet high market demand, while expanding their client relationships, and to further strengthen the global asset management businesses within MUFG.

 (3) Date of the business combination
     November 14, 2023

 (4) Legal form of the business combination
     Consolidation of the company as a subsidiary through the acquisition of its shares

 (5) Company name after the business combination
     No change

 (6) Ratio of the acquired voting rights
     75%

II. Period in which the acquired company's operating results were reflected in the consolidated statements of income
The fiscal year end of AlbaCore is the end of December, which differs by three months from the consolidated balance sheet date of MUFG.
The results of operations of AlbaCore for the period from November 14, 2023 to December 31, 2023 were included in the consolidated statement of income.

III. Acquisition cost relating to the acquired company and components thereof
Consideration for the acquisition   Cash    ¥67,244 million
Acquisition cost                                   ¥67,244 million
(Note) Consideration for the acquisition includes contingent consideration (fair value).

IV. Description and amount of major acquisition-related expenses
Direct expenses relating to the acquisition   Advisory fees, etc.   ¥2,599 million

V. Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period
(1)  Amount of goodwill recorded   ¥63,063 million
(Note) The goodwill recorded is recognized by full goodwill method in accordance with U.S. GAAP.

(2) Reason for goodwill recorded
The recorded goodwill reflected expected increases in profits from future business operations.

(3) Amortization method and amortization period
Straight-line method over 20 years

VI. Amounts of assets received and liabilities assumed on the date of the business combination and major components thereof
(1) Amount of assets     Total assets                                 ¥ 33,583 million
                         Of which, cash and due from banks   ¥ 6,448 million

(2) Amount of liabilities    Total liabilities                        ¥ 12,187 million
                             Of which, deferred tax liabilities   ¥ 5,927 million

In the allocation of the acquisition cost, the amount allocated to intangible fixed assets other than goodwill was ¥23,709 million, which mainly consisted of ¥22,478 million of customer relationships (to be amortized over a period of 16 years).

VII. Details of the contingent consideration specified in the agreement governing the business combination and the accounting policy to be applied
Based on the agreement, additional consideration may be paid depending on the future performance of the acquired business.
In accordance with U.S. GAAP, the fair value of such contingent consideration at the time of the acquisition was initially recognized as part of the consideration for the acquisition, and subsequent changes in the fair value are also to be recognized in accordance with U.S. GAAP.

VIII. Estimated amount of the impact of the business combination on the consolidated statement of income for the fiscal year ended March 31, 2024 and the calculation method of such amount assuming that the business combination was completed on the beginning date of the fiscal year ended March 31, 2024
Ordinary income                                ¥ 7,490 million
Net loss                                           ¥ 1,701 million

(Method used for calculating the estimated amount)
The estimated amount represents the impact of the business combination on ordinary income and net loss, each calculated based on the assumption that the business combination was completed on the beginning date of the fiscal year ended March 31, 2024. The amount of amortization has also been calculated based on the assumption that the goodwill and intangible fixed assets recognized in connection with the business combination was recognized as of the beginning date of the fiscal year ended March 31, 2024.
The estimated amount is unaudited.

(Translation)
**Mitsubishi UFJ Financial Group, Inc.**

**Non-Consolidated Balance Sheet**

| (In millions of yen) | As of March 31, 2024 |
|---|---|
| Assets: | |
| Current assets: | |
| Cash and due from banks | 149,989 |
| Prepaid expenses | 19 |
| Accounts receivable | 30,044 |
| Current portion of long-term loans receivable from subsidiaries and affiliates | 1,056,608 |
| Others | 90,431 |
| Allowance for credit losses | (113) |
| Total current assets | 1,326,980 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 55 |
| Equipment and furniture | 2,759 |
| Lease assets | 344 |
| Total tangible fixed assets | 3,159 |
| Intangible fixed assets: | |
| Trademarks | 98 |
| Software | 19,213 |
| Others | 7,130 |
| Total intangible fixed assets | 26,442 |
| Investments and other assets: | |
| Equity securities of subsidiaries and affiliates | 9,398,426 |
| Long-term loans receivable from subsidiaries and affiliates | 13,141,963 |
| Deferred tax assets | 24,438 |
| Others | 0 |
| Allowance for credit losses | (1,314) |
| Total investments and other assets | 22,563,515 |
| Total fixed assets | 22,593,116 |
| Total assets | 23,920,097 |
| Liabilities: | |
| Current liabilities: | |
| Short-term borrowings | 1,285,634 |
| Current portion of bonds payable | 1,056,608 |
| Lease liabilities | 304 |
| Accounts payable | 12,200 |
| Accrued expenses | 80,751 |
| Income taxes payable | 15 |
| Deposits received | 2,651 |
| Reserve for bonuses | 708 |
| Reserve for bonuses to directors | 286 |
| Others | 11,707 |
| Total current liabilities | 2,450,869 |
| Fixed liabilities: | |
| Bonds payable | 12,603,019 |
| Long-term borrowings | 539,000 |
| Lease liabilities | 72 |
| Reserve for stocks payment | 3,399 |
| Others | 34 |
| Total fixed liabilities | 13,145,525 |
| Total liabilities | 15,596,394 |

| (In millions of yen) | As of March 31, 2024 |
|---|---|
| Net assets: | |
| Shareholders' equity: | |
| Capital stock | 2,141,513 |
| Capital surplus: | |
| Capital reserve | 2,141,524 |
| Other capital surplus | 168,826 |
| Total capital surplus | 2,310,350 |
| Retained earnings: | |
| Other retained earnings: | |
| Other reserve | 150,000 |
| Earned surplus brought forward | 4,420,151 |
| Total retained earnings | 4,570,151 |
| Treasury stock | (613,187) |
| Total shareholders' equity | 8,408,828 |
| Valuation and translation adjustments: | |
| Net deferred gains (losses) on hedging instruments | (85,124) |
| Total valuation and translation adjustments | (85,124) |
| Total net assets | 8,323,703 |
| Total liabilities and net assets | 23,920,097 |

(Translation)
**Mitsubishi UFJ Financial Group, Inc.**

**Non-Consolidated Statement of Income**

| (In millions of yen) | For the fiscal year ended March 31, 2024 |
|---|---:|
| Operating income: | |
| Dividends | 775,425 |
| Management fees from subsidiaries and affiliates | 34,393 |
| Total operating income | 809,818 |
| Operating expenses: | |
| General and administrative expenses | 47,702 |
| Total operating expenses | 47,702 |
| Operating profits | 762,115 |
| Non-operating income: | |
| Interest on loans and deposits | 371,860 |
| Others | 15,139 |
| Total non-operating income | 386,999 |
| Non-operating expenses: | |
| Interest on borrowings | 14,170 |
| Interest on bonds payable | 364,824 |
| Provision for allowance for credit losses | 137 |
| Bond issuance costs | 10,701 |
| Others | 2,951 |
| Total non-operating expenses | 392,786 |
| Ordinary profits | 756,328 |
| Extraordinary gains: | |
| Gains on liquidation of equity securities of subsidiaries | 864 |
| Total extraordinary gains | 864 |
| Extraordinary losses: | |
| Losses on retirement of fixed assets | 0 |
| Total extraordinary losses | 0 |
| Profits before income taxes | 757,193 |
| Income taxes-current | 2,898 |
| Income taxes-deferred | 4,899 |
| Total taxes | 7,797 |
| Profits | 749,395 |

(Translation)

**Mitsubishi UFJ Financial Group, Inc.**

Non-consolidated Statement of Changes in Net Assets

**For the fiscal year ended March 31, 2024**

(In millions of yen)

| | Shareholders' equity | | | | | | |
|---|---|---|---|---|---|---|---|
| | Capital stock | Capital surplus | | Retained earnings | | Treasury stock | Total shareholders' equity |
| | | | | Other retained earnings | | | |
| | | Capital reserve | Other capital surplus | Other reserve | Earned surplus brought forward | | |
| Balance at the beginning of the fiscal year | 2,141,513 | 2,141,524 | 433,835 | 150,000 | 4,110,716 | (479,866) | 8,497,722 |
| Changes during the fiscal year | | | | | | | |
| Cash dividends | | | | | (439,960) | | (439,960) |
| Profits | | | | | 749,395 | | 749,395 |
| Repurchase of treasury stock | | | | | | (400,036) | (400,036) |
| Disposal of treasury stock | | | 0 | | | 1,706 | 1,707 |
| Cancellation of treasury stock | | | (265,009) | | | 265,009 | |
| Total changes during the fiscal year | – | – | (265,009) | – | 309,434 | (133,320) | (88,894) |
| Balance at the end of the fiscal year | 2,141,513 | 2,141,524 | 168,826 | 150,000 | 4,420,151 | (613,187) | 8,408,828 |

| | Valuation and translation adjustments | Total net assets |
|---|---|---|
| | deferred gains (losses) on hedging instruments | |
| Balance at the beginning of the fiscal year | (85,124) | 8,412,597 |
| Changes during the fiscal year | | |
| Cash dividends | | (439,960) |
| Profits | | 749,395 |
| Repurchase of treasury stock | | (400,036) |
| Disposal of treasury stock | | 1,707 |
| Cancellation of treasury stock | | |
| Total changes during the fiscal year | – | (88,894) |
| Balance at the end of the fiscal year | (85,124) | 8,323,703 |

## Notes to the Non-consolidated Financial Statements

## Notes to Significant Accounting Policies

1. Securities

Equity securities of subsidiaries and affiliates are stated at cost computed under the moving-average method.

2. Depreciation and Amortization of Fixed Assets

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of tangible fixed assets is computed using the declining-balance method. The useful lives are primarily estimated as follows:

| Buildings | 10 to 15 years |
| Equipment and furniture | 2 to 6 years |

(2) Intangible Fixed Assets

Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internal-use software are amortized using the straight-line method over the estimated useful lives of 5 years.

(3) Lease Assets

Depreciation of lease assets in "Tangible fixed assets" of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value.

3. Reserves and Allowances

(1) Allowance for credit losses reflects an amount of loans multiplied by expected rate of loss.

(2) Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the balance sheet date.

(3) Reserve for bonuses to directors, which is provided for future bonus payments to directors and officers, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the balance sheet date.

(4) Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the balance sheet date.

4. Revenue Recognition

Revenues arising from contracts with the Company's customers is a management fees from the Company's subsidiaries, and it is identified as a performance obligation to provide guidance and advice to the Company's subsidiaries. Since such performance obligations are fulfilled over time, we recognize earnings when we meet our performance obligations over a period of time.

5. Other Significant Accounting Policies Applied in the Preparation of the Non-Consolidated Financial Statements

(1) Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(2) Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into yen at exchange rates prevailing at the balance sheet date, except for equity securities of subsidiaries and affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

(3) Hedge Accounting

The deferred hedge accounting method is applied to hedging transactions for foreign currency risks arising from equity securities of affiliates denominated in foreign currencies. Individual hedging is applied and financial liabilities denominated in foreign currencies are used as hedging instruments.

(4) Consumption Taxes

National and local consumption taxes are excluded from transaction amounts.

(5) Adoption of the Group Tax Sharing System

MUFG, as the parent company for the group tax sharing tax payment, adopts the group tax sharing system.

## Notes to the Non-consolidated Balance Sheet
1. Amounts of less than one million yen are rounded down.
2. Accumulated depreciation on tangible fixed assets: ¥14,417 million.
3 .Long-term borrowings included ¥294,000 million of subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations.
4. Current portion of bonds payable and bonds payable included ¥3,996,557 million of subordinated bonds.
5. Guarantees and Items of Similar Nature
   (1) MUFG indemnified The Association of German Banks for the deposit liabilities of the branches in Germany of MUFG Bank(Europe)N.V., a subsidiary of MUFG, in accordance with regulations of The Deposit Protection Fund of Germany. The amount indemnified by MUFG was ¥13,759 million.
6. Monetary Claims and Monetary Debts to Subsidiaries and Affiliates(Excluding those that are classified)

| | |
|---|---|
| Short-term monetary claims to subsidiaries and affiliates | ¥159,578 million |
| Short-term monetary debts to subsidiaries and affiliates | ¥1,304,325 million |

## Notes to the Non-consolidated Statement of Income
1. Amounts of less than one million yen are rounded down.
2. Transactions with Subsidiaries and Affiliates

| | |
|---|---|
| Operating transactions | |
| Operating income | ¥809,818 million |
| Operating expenses | ¥6,842 million |
| Non-operating transactions | ¥408,700 million |

## Notes to the Non-consolidated Statement of Changes in Net Assets

1. Amounts of less than one million yen are rounded down.
2. Type and Number of Treasury Stocks are as follows:

(Thousand shares)

|  | Number of shares as of April 01, 2023 | Number of shares increased | Number of shares decreased | Number of shares as of March 31, 2024 |
|---|---|---|---|---|
| Treasury stock |  |  |  |  |
| Common stock | 662,390 | 300,677 | 352,638 | 610,428 |

(Note1) The increase in the number of shares of common stock held in treasury by 300,677 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 352,638 thousand shares was due to the cancellation of shares, the sale or delivery of shares for the BIP trust, and the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit.

(Note2) The number of shares of common stock as of March 31, 2024 includes 25,769 thousand shares held by the BIP trust. For the fiscal year ended March 31, 2024, the number of shares held by the BIP trust increased by 0 shares and decreased by 2,638 thousand shares.

## Notes to Tax Effect Accounting

1. The breakdown of significant temporary differences which resulted in "Deferred tax assets and deferred tax liabilities" as follows:

(in millions of yen)

| Deferred tax assets: | |
|---|---|
| Tax loss carried forward | 10,641 |
| Deferred hedge losses | 35,029 |
| Equity securities of subsidiaries and affiliates | 138,455 |
| Others | 3,170 |
| Subtotal | 187,297 |
| Valuation allowance | (156,302) |
| Total deferred tax assets | 30,994 |

| Deferred tax liabilities: | |
|---|---|
| Equity securities of subsidiaries and affiliates | 4,223 |
| Accrued dividend receivable | 1,847 |
| Others | 485 |
| Total deferred tax liabilities | 6,556 |
| Net deferred tax assets | 24,438 |

2. Tax effect accounting for corporate tax and local corporate tax
MUFG adopts ASBJ Practical Issues Task Force Report No. 42, "Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System" (August 12, 2021), which prescribes the accounting treatment of corporate tax and local corporate tax as well as tax-effect accounting under the group tax sharing system.

## Notes to Transactions with Related Parties

A summary of significant transactions with related parties was as follows:

(in millions of yen)

| Status | Name | MUFG's share of voting rights | Relationship | Transactions | Amount | Amount on balance sheet as of March 31, 2024 | |
|---|---|---|---|---|---|---|---|
| Subsidiary | MUFG Bank, Ltd. | Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - % | Significant subsidiary (Banking) | Lending (*1) | 466,456 | Current portion of long-term loans receivable from subsidiaries and affiliates | 748,957 |
| | | | | | | Long-term loans receivable from subsidiaries and affiliates | 11,598,587 |
| | | | | Interest income (*1) | 331,536 | Other current assets (Accrued income) | 73,898 |
| | | | | Borrowings (*2) | (6,025) | Short-term borrowings | 1,285,634 |
| | | | | Interest payments (*2) | 6,980 | Accrued expenses | 171 |
| Subsidiary | Mitsubishi UFJ Trust and Banking Corporation | Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - % | Significant subsidiary (Banking) | Lending (*1) | 91,000 | Current portion of long-term loans receivable from subsidiaries and affiliates | 166,551 |
| | | | | | | Long-term loans receivable from subsidiaries and affiliates | 1,137,566 |
| | | | | Interest income (*1) | 31,724 | Other current assets (Accrued income) | 5,540 |
| Subsidiary | Mitsubishi UFJ Securities Holdings Co., Ltd. | Directly 100.00% Indirectly - % Total 100.00% The subsidiary's share of MUFG's voting rights - % | Other subsidiary | Lending (*1) | (70,040) | Current portion of long-term loans receivable from subsidiaries and affiliates | 141,099 |
| | | | | | | Long-term loans receivable from subsidiaries and affiliates | 405,810 |
| | | | | Interest income (*1) | 8,598 | Other current assets (Accrued income) | 1,012 |

Amount of transactions does not include consumption taxes.

Terms and conditions on transactions and transaction policy:
(*1) Interest rate on current portion of long-term loans receivable from subsidiaries and affiliates and long-term loans receivable from subsidiaries and affiliates were determined based on the coupon rate of the corporate bonds issued by MUFG in consideration of the market interest rate. The current portion of long-term loans receivable from subsidiaries and affiliates and long-term loans receivable from subsidiaries and affiliates were non-collateralized with a lump-sum repayment method at maturity.
(*2) Interest rate on short-term borrowings were determined based on the market interest rates or on the interest rates at which the funds were raised from MUFG Bank, Ltd. The borrowings were non-collateralized with a lump-sum repayment method at maturity.

## Notes to Per Share Information:

| | |
|---|---|
| Total equity per common share | ¥709.77 |
| Basic earnings per common share | ¥62.65 |

(Note)Diluted net income per common share is not stated due to the absence of residual securities.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders' equity, were deducted from the average total number of issued shares for the fiscal year ended March 31, 2024 used for the calculation of earnings per common share and from the total number of issued shares as of March 31, 2024 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2024 was 26,547 thousand, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2024 was 25,769 thousand.

## Other Notes

1. Equity Securities of Subsidiaries and Affiliates

(in millions of yen)

| | Amount on balance sheet | Fair value as of March 31, 2024 | Net unrealized gains |
|---|---|---|---|
| Subsidiaries | 90,074 | 237,137 | 147,063 |
| Affiliates | 751,667 | 5,598,945 | 4,847,277 |
| Total | 841,741 | 5,836,082 | 4,994,341 |

(Note) Amount on balance sheet of Equity Securities without market price not included in the table above.

(in millions of yen)

| | Amount on balance sheet |
|---|---|
| Subsidiaries | 8,509,645 |
| Affiliates | 47,039 |
| Total | 8,556,685 |

(TRANSLATION)

**INDEPENDENT AUDITOR'S REPORT**

May 14, 2024

To the Board of Directors of
  Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

  Hiroharu Nakamura

Designated Engagement Partner,
Certified Public Accountant:

  Akihiko Uchida

Designated Engagement Partner,
Certified Public Accountant:

  Kentaro Mizushima

Designated Engagement Partner,
Certified Public Accountant:

  Takayuki Otsuka

**Opinion**

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of Mitsubishi UFJ Financial Group, Inc. and its consolidated subsidiaries (the "Group"), namely, the consolidated balance sheet as of March 31, 2024, and the consolidated statement of income and consolidated statement of changes in net assets for the fiscal year from April 1, 2023 to March 31, 2024, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2024, and its consolidated financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Key Audit Matter**

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

In our audit of the consolidated financial statements of the current period, we identified the following four matters regarding the "Calculation of the Allowance for Credit Losses in Lending Services" as key audit matters.

(1) Determination of the internal credit rating for particular borrowers
(2) Application of the cash flow estimation method to particular borrower's loans
(3) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors
(4) Determination of the allowance for credit losses in overseas subsidiaries

The " (2) Application of the cash flow estimation method to particular borrower's loans"  was identified as a key audit matter in our audit of the consolidated financial statement of the current period, due to a high degree of estimation uncertainty and subjective judgments made by management as well as their impacts on the consolidated financial statements, which were caused by increase of the quantitative materiality of the loans to which the principal consolidated domestic banking subsidiary applying the method.

Calculation of the Allowance for Credit Losses in Lending Services

The Group has banking subsidiaries, including MUFG Bank, Ltd. (hereinafter referred to as the "Bank"), and they are engaged in lending services as one of its core businesses. There is a risk in the lending business that the Group incurs a loss from not collecting all or part of the loan amount due to credit events, such as a borrower's bankruptcy. The Group maintains an allowance for credit losses to absorb such a probable loss inherent in the loan portfolio. The amount of the allowance for credit losses on the consolidated balance sheet was ¥ 1,535.2 billion as of March 31, 2024. The Group's accounting policy for the allowance for credit losses was disclosed in "5. Accounting policies (6) Allowance for credit losses" in "Notes to Significant Accounting Policies" and "Notes to Significant Accounting Estimates 1. Allowance for credit losses" in the "Notes to the Consolidated Financial Statements."

The allowance for credit losses is determined in accordance with the internal policies related to the self-assessment of asset quality standards and the write-offs and provisions standards and approved by the Credit Committee under the Executive Committee.

The calculation process in the principal consolidated domestic banking subsidiaries includes various estimates, such as the determination of a borrowers' internal credit rating, which are based on evaluation and classification of the borrowers' debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of the future cash flows when applying the cash flow estimation method and adjustments to loss rate calculated based on historical loss experience for future loss projections and other factors. The Bank, a principal consolidated domestic banking subsidiary, recorded a loan balance and related allowance for credit losses in the amount of ¥103,444.9 billion and ¥841.5 billion, respectively, on its balance sheet as of March 31, 2024. Such allowance for credit losses included ¥42.4 billion of adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors.

Principal consolidated overseas banking subsidiaries adopt Accounting Standards Codification 326, Measurement of Credit Losses on Financial Instruments (hereinafter referred to as "CECL") and calculate the allowance for credit losses by estimating expected credit losses over the remaining term of the relevant contract. The loan balance and related allowance for credit losses calculated based on CECL were ¥7,752.9 billion and ¥529.7 billion, respectively.

Key Audit Matter Description

(1) Determination of the internal credit rating for particular borrowers

The determination of borrowers' internal credit rating, which are significant factors in the calculation of the allowance for credit losses, is highly dependent on the estimation of borrowers' future performance and business sustainability, particularly in cases in which borrowers are experiencing weaknesses in their business performance. As such estimation of particular borrowers' future performance and business sustainability is affected by changes in the external and internal business environment of borrowers, including changes in global economic condition, inflation, monetary policy, and geopolitical situation, there is a high degree of uncertainty and subjective judgments made by management involved in the estimate.

(2) Application of the cash flow estimation method to particular borrower's loans

The estimation of the future cash flows, which are  significant factors in the calculation of allowance for credit losses based on the cash flow estimation method, is highly dependent on the estimation of borrowers' future performance and business sustainability. In particular, when the objective information is not readily available in estimating the collectability of loans to the borrowers rated as likely to become bankrupt who are deemed to have a high possibility of becoming bankrupt, there is a high degree of uncertainty and subjective judgments made by management involved in the estimate.

(3) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors

The adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors, which were disclosed in "Notes to Significant Accounting Estimates 1. Allowance for credit losses" in the "Notes to the Consolidated Financial Statements," are made when and to the extent such adjustments are necessary by considering any additional expected losses due to factors that are not captured by the loss rates calculated based on historical loss experience and other consideration factors. The adjustments to loss rates for future loss projections and other factors are made based on the assumption that the degree of uncertainty in estimating the collectability of loans is heightening due to the Russia-Ukraine situation. The adjustments to loss rates for future loss projections and other factors involve a higher estimation uncertainty and subjective judgments made by management as they require the assumption regarding future economic conditions for which objective information is not readily available. In addition, there is a risk that subjective judgments are made by management in determining the estimation method to be adopted.

(4) Determination of the allowance for credit losses in overseas subsidiaries

Expected credit losses under CECL in the principal consolidated overseas banking subsidiaries are calculated based on the quantitative model, which reflects future projections using economic forecast scenarios including macroeconomic variables. These variables include, but are not limited to, unemployment rates and GDP that have historically been correlated with historical credit losses. As any one economic forecast scenario is inherently uncertain, expected credit losses using the quantitative model are determined as a weighted average of the expected credit losses calculated for multiple economic forecast scenarios by giving certain weightings to each scenario. Furthermore, the calculation of expected credit losses using the quantitative model may be adjusted by qualitative factors that are not incorporated into the quantitative model (hereinafter referred to as the "qualitative adjustments"). In determining certain macroeconomic variables related to the multiple economic forecast scenarios and the weightings given to each economic forecast scenario, a variety of factors are taken into consideration such as the recent economic conditions and the views of future economic conditions by internal and third-party economists. These factors include the estimation of changes in global economic condition, inflation, monetary policy, and geopolitical situation. In addition, the determination of the qualitative adjustments includes the estimation of the impact of expected credit losses based on the quantitative model primarily arising from the inflation and temporary relief measure. Each determination is based on the estimation for which objective information is not readily available and involves a high degree of estimation uncertainty and subjective judgments made by management.

There is a potential risk that the allowance for credit losses will not be appropriately determined if the borrowers' credit risks are not reflected in the significant estimates made by management and assumptions used in such estimates related to the above (1) to (4). Therefore, we identified the appropriateness of these significant estimates and related assumptions as a key audit matter.

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

(1) Determination of the internal credit rating for particular borrowers

• We tested the effectiveness of controls, including the review and approval of the borrowers' internal credit rating in accordance with the internal standards.

• We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls, including the borrowers' underlying information.

• For particular borrowers whose internal credit rating are highly dependent on the estimation of borrowers' future performance, we tested the appropriateness of the borrowers' underlying information to determine the internal credit rating.

• We identified significant judgements applied by management in the estimation of the borrowers' performance, and with the assistance of our or our network firm's credit specialists (hereinafter referred to as "our credit specialists"), we tested such significant judgements applied by management by comparing them with available relevant external information.

(2) Application of the cash flow estimation method to particular borrower's loans

• We tested the effectiveness of controls, including the review and approval of the borrower's future cash flow estimation in accordance with the internal standards.

• We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls, including the borrowers' underlying information.

• For particular borrower rated as likely to become bankrupt whose future cash flow estimation is highly dependent on the estimation of borrowers' future performance and business sustainability, we tested the appropriateness of the borrower's underlying information to determine the future cash flow.

• We identified significant judgements applied by management in the estimation of the borrowers' performance and business sustainability, and with the assistance of our credit specialists and valuation specialists, we tested such significant judgements applied by management by comparing them to available relevant external information.

(3) Adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors

• We tested the effectiveness of controls, including the review and approval of the adjustments to loss rates calculated based on historical loss experience for future loss projections and other factors in accordance with the internal standards.

• We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

• With the assistance of our credit specialists, we evaluated the reasonableness of the use of adjustments considering future loss projections and other factors and tested significant judgements applied by management by comparing them to available relevant external information.

(4) Determination of the allowance for credit losses in overseas subsidiaries

• We tested the effectiveness of controls over the determination of the allowance for credit losses under CECL, in accordance with the internal standards, including the following:

  ➢ The review and approval of the quantitative models and methodologies used in the measurement of expected credit losses

  ➢ The review and approval of certain macroeconomic variables in the multiple economic forecast scenarios and the weightings given to each scenario

- The review and approval of the qualitative adjustments

- We tested the effectiveness of controls over the completeness and accuracy of the key information used in performing the aforementioned controls.

- With the assistance of our credit specialists, we evaluated the appropriateness of the quantitative models and methodologies used in the measurement of expected credit losses by assessing the conceptual soundness and model performance by inspecting model documentation as well as reperforming model performance testing to determine whether the models operated as intended.

- With the assistance of our credit specialists, we evaluated the reasonableness of certain macroeconomic variables in multiple economic forecast scenarios, such as unemployment rate and GDP, and the reasonableness of the weightings given to each scenario by comparing to macroeconomic forecasts from available external sources.

- With the assistance of our credit specialists, we evaluated the reasonableness of the use of qualitative adjustments to modeled results and tested significant judgements applied by management by comparing them to available relevant external information.

**Other Information**

Management is responsible for the other information. The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's financial reporting process.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

• Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable,  actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

**Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan**

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader. The other information in "the accompanying supplemental schedules" referred to in the "Other Information" section of this English translation is not translated.

# INDEPENDENT AUDITOR'S REPORT

May 14, 2024

To the Board of Directors of
   Mitsubishi UFJ Financial Group, Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

   Hiroharu Nakamura

Designated Engagement Partner,
Certified Public Accountant:

   Akihiko Uchida

Designated Engagement Partner,
Certified Public Accountant:

   Kentaro Mizushima

Designated Engagement Partner,
Certified Public Accountant:

   Takayuki Otsuka

## Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of Mitsubishi UFJ Financial Group, Inc. (the "Company"), namely, the nonconsolidated balance sheet as of March 31, 2024, the nonconsolidated statement of income, and nonconsolidated statement of changes in net assets for the 19th fiscal year from April 1, 2023 to March 31, 2024, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

**Key Audit Matter**

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the nonconsolidated financial statements of the current period. This matter was addressed in the context of our audit of the nonconsolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter. In our audit of the nonconsolidated financial statements of the current period, we identified the matter below as a key audit matter.

Valuation of Subsidiary Shares

The Company, a banking holding company that manages a wide range of financial business, has stated equity securities of subsidiaries on the balance sheet at cost. Of these, the balances of equity securities of subsidiaries with no quoted market price available are ¥8,509.6 billion, accounting for a large percentage of the total assets (approximately 35%). The valuation criteria and balance of equity securities of subsidiaries are described in "1. Securities" in "Notes to Significant Accounting Policies" in "Notes to the Nonconsolidated Financial Statements" and "1. Equity Securities of Subsidiaries and Affiliates" in "Other Notes" in the "Notes to the Nonconsolidated Financial Statements."

Key Audit Matter Description

The impairment of equity securities of subsidiaries with no quoted market price available is determined by comparing the cost with the substantial value. Unless the subsidiary that issued equity securities is classified as "bankrupt borrowers," "virtually bankrupt borrowers," or "likely to become bankrupt borrowers," management will decide to reduce the amount to the substantial value if the substantial value of equity securities of subsidiaries is less than 50% of these costs.

With regard to the impairment of equity securities of subsidiaries, there is no situation where the risk of material misstatement is high in our audit for this fiscal year as a result of comparing the cost of each equity securities of subsidiaries with their substantial value calculated based on the net assets per share of each subsidiary. However, since the amounts of equity securities of subsidiaries with no quoted market price available are material on the balance sheet, we identified the appropriateness of the valuation of the equity securities of subsidiaries as a key audit matter.

How the Key Audit Matter Was Addressed in the Audit

For the key audit matter, we performed the following audit procedures, among others:

• We tested the effectiveness of controls, including the review and approval, over management's calculation of substantial value in accordance with the Company's internal policies.

• We tested the effectiveness of controls over the completeness and accuracy of key underlying data used in performing the aforementioned controls.

• We tested whether the substantial value of the equity securities of subsidiaries was appropriately calculated based on the net assets per share of each subsidiary by examining the financial information of each subsidiary. We evaluated the reasonableness of management's judgments about whether to recognize impairment of equity securities of subsidiaries by comparing the cost with the substantial value of the equity securities of subsidiaries.

• For the financial information of each subsidiary used as a basis of the calculation of net assets per share, we evaluated the reliability of the financial information by examining the audit procedures and audit results of principal subsidiaries performed by their auditors.

**Other Information**

Management is responsible for the other information. The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the nonconsolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the nonconsolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

**Responsibilities of Management and the Audit Committee for the Nonconsolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit Committee is responsible for overseeing the Officers and Directors' execution of duties relating to the design and operating effectiveness of the controls over the Company's financial reporting process.

**Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements**

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

• Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the nonconsolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

**Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan**

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader. "The accompanying supplemental schedules" referred to in the "Opinion" section of this English translation are not included in the attached financial documents. The other information in "the accompanying supplemental schedules" referred to in the "Other Information" section of this English translation is not translated.

Audit Report

We, as the Company's Audit Committee, have audited the performance of duties of the Company's Directors and Corporate Executive Officers during the Company's fiscal year from April 1, 2023 to March 31, 2024, and hereby report our audit method and results of the audit as follows:

1.  Audit Method Applied by the Audit Committee and Details Thereof

    We established the audit policy and audit plans, and received from the Directors, Corporate Executive Officers and other appropriate persons, as well as the Independent Auditor, reports on the performance of their duties, and, when necessary, requested explanations regarding such reports.

    In accordance with the audit policy, audit plans and other appropriate policies or plans established by the Audit Committee, the Audit Committee endeavored to gather necessary information and create an improved environment for auditing by taking steps to facilitate communication with the Directors, Corporate Executive Officers and the Internal Audit Division as well as with employees from various sections, including the division responsible for internal control systems and the relevant sections supervising the Company's group businesses, and to utilize internal audit by the Internal Audit Division. The members of the Audit Committee also attended important meetings, received from the Directors, Corporate Executive Officers, employees and other related persons reports on the performance of their duties (including reports relating to the Company's subsidiaries), requested explanations regarding such reports when necessary, and reviewed the documents related to important decisions in order to examine the status of the Company's business and assets. The Audit Committee also received reports from the Directors, Corporate Executive Officers, employees and other related persons, requested explanations when necessary, and expressed opinions, on the contents of resolutions by the Board of Directors regarding the matters listed in Items (b) and (e) of Paragraph 1, Article 416 of the Company Law, and on the status of the development and implementation of the systems established by such resolutions (internal control systems).

    With respect to the internal control over financial reporting, the Audit Committee received reports from the Directors, Corporate Executive Officers and other related persons on their self-assessment and from Deloitte Touche Tohmatsu LLC on the status of their audit, and requested explanations regarding such reports when necessary.

    The Audit Committee took steps to facilitate communication with the Directors and other related persons, Audit and Supervisory Committees and Corporate Auditors of the Company's subsidiaries and to exchange information with them. When necessary, the Audit Committee received reports from subsidiaries on their respective businesses.

    Based on the foregoing method, we examined the Business Report and the supplementary schedules for this fiscal year.

    In addition, the Audit Committee oversaw and verified whether the Independent Auditor maintained its independence and conducted its audit in a reasonable manner. The Audit Committee also received from the Independent Auditor reports on the performance of its duties as well as key audit matters, and requested explanations and discussed regarding those reports when necessary. The Audit Committee received notices from the Independent Auditor that it has taken appropriate steps to establish and implement the "system for ensuring appropriate execution of its duties" (as enumerated in Article 131 of the Company Accounting Regulation Ordinance), and when necessary requested explanations regarding such notices.

Based on the foregoing method, the Audit Committee reviewed the non-consolidated financial statements (namely, the balance sheet, the statements of income, the statements of changes in net assets and the explanatory notes to the non-consolidated financial statements) and accompanying notes, and the consolidated financial statements (namely, the consolidated balance sheet, the consolidated statements of income, the consolidated statements of changes in net assets and the explanatory notes to the consolidated financial statements) for the 19th fiscal year from April 1, 2023 to March 31, 2024.

2. Results of Audit
   (1) Results of Audit of the Business Report and others
       A. In our opinion, the Business Report and the supplementary schedules present fairly the conditions of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
       B. In our opinion, there are no fraudulent acts or material facts that violated the applicable laws and regulations or the Articles of Incorporation of the Company in the course of the Directors' and Corporate Executive Officers' performance of their duties.
       C. In our opinion, the details of the resolutions of the Board of Directors regarding the internal control systems are appropriate. Furthermore, we believe that no material issues have been raised concerning items described in the Business Report as well as the performance of the Directors' and Corporate Executive Officers' duties both regarding the internal control systems, including that over financial reporting.
   (2) Results of Audit of the Non-consolidated Financial Statements and the Accompanying Supplemental Schedules
       In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are appropriate.
   (3) Results of Audit of the Consolidated Financial Statements
       In our opinion, the method and the results of the audit conducted by Deloitte Touche Tohmatsu LLC, the Independent Auditor, are appropriate.

May 15, 2024

Members of the Audit Committee of
Mitsubishi UFJ Financial Group, Inc.

Koichi Tsuji

Keiko Honda

Kaoru Kato

Kenichi Miyanaga

Ryoichi Shinke

Note: Koichi Tsuji, Keiko Honda and Kaoru Kato are outside directors as provided in Item 15, Article 2, and Paragraph 3, Article 400, of the Company Law.

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